International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2011

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

MARCH 31, 2011

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011    1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the nine months ended		Full Year
	March 31, 2011	March 31, 2010	June 30, 2010
Lending (Discussed in Section 2)
Commitments[a]	16,035	26,725	44,197
Gross disbursements[b]	18,204	20,505	28,855
Net disbursements[b]	10,756	11,475	17,230
Reported Basis
Income Statement (Discussed in Section 7)
Operating income[c]	925	827	800
Board of Governors-Approved Transfers	(438)	(839)	(839)
Net income (loss)	912	(1,022)	(1,077)
Balance Sheet (Discussed in Section 7)
Total assets	297,896	277,644	281,913
Unrestricted cash and investments, net	28,370	33,972	36,513
Net loans outstanding	132,639	114,331	118,104
Borrowing portfolio	122,611	111,705	119,775
Total equity	38,569	37,574	36,261
Performance Ratios (Discussed in Section 4)
Net return on average earning assets
Based on operating income	0.77	0.76	0.54
Based on net income (loss)	0.76	(0.94)	(0.73)
Return on equity
Based on operating income	3.40	3.03	2.21
Based on net income (loss)	3.26	(3.62)	(2.88)
Equity-to-loans ratio[d]	27.37	30.56	29.37
Fair Value Basis
Income Statement (Discussed in Section 6)
Net income (loss)	869	220	(870)
Net income (loss) excluding Board of Governors-Approved Transfers	1,307	1,059	(31)
Balance Sheet (Discussed in Section 6)
Total assets	296,860	277,300	281,745
Unrestricted cash and investments, net	28,370	33,972	36,513
Net loans outstanding	131,603	113,987	117,936
Borrowing portfolio	122,592	111,685	119,761
Total equity	37,552	37,250	36,107
Performance Ratios (Discussed in Section 4)
Net return on average earning assets[e]	1.09	0.98	(0.02)
Return on equity[e]	4.69	3.82	(0.08)
Equity-to-loans ratio[d]	27.75	31.10	29.97

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC) and capitalized loan origination fees.
c.	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.	Ratios are computed using usable equity and excludes the respective period’s operating income. (Full year June 30, 2010 amount includes proposed transfers to the General Reserve).
e.	Ratios exclude Board of Governors-Approved Transfers.

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2010 (FY 2010). IBRD undertakes no obligation to update any forward-looking statements.

Section 1. BASIS OF REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

IBRD reports all instruments in the investment, borrowing and asset/liability management portfolios at fair value, with changes in fair value reported in the statement of income. Loans are reported at amortized cost, except for loans with embedded derivatives which are reported at fair value.

Management believes this mixed measurement model creates an asymmetry such that reported net income does not capture the true economic income of IBRD. Therefore, management believes that the fair value financial statements, which include the loan portfolio at fair value, are a better measure of the financial strength of the institution.

Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from stress tests, and the equity-to-loans ratio as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework.

For details relating to the allocation and transfers out of the net income earned in FY 2010 and from Surplus that have been recommended by the Executive Directors and approved by the Board of Governors during the fiscal year ending June 30, 2011 (FY 2011), refer to Note G-Retained Earnings, Allocations and Transfers, of the Notes to the Condensed Quarterly Financial Statements.

Section 2. OVERVIEW

Box 1 presents IBRD’s lending summary and selected financial data on both the reported and fair value bases.

Economic Environment

Effect of Interest Rates: IBRD’s net interest income has been relatively stable despite the lower interest rate environment, as evidenced by the U.S. dollar six-month LIBOR interest rates. This stability is primarily due to the equity duration extension strategy, which was implemented in FY 2008. The shift by IBRD’s borrowers towards variable-rate loans over the years has increased the sensitivity of IBRD’s income from equity-funded loans to changes in short-term interest rates. The equity duration extension strategy mitigates this sensitivity to short-term interest rates, by extending the duration of IBRD’s equity from three months to approximately four years. This has been achieved by entering into interest rates swaps with a 10-year ladder repricing profile. The strategy has resulted in interest income from the swaps (where IBRD is a variable interest rate payer and a fixed interest rate receiver), significantly offsetting the decline in interest income from equity-funded loans (where IBRD is a variable interest rate receiver). (See Section 7)

During the first nine months of FY 2011, the yield curve steepened for all major currencies. This was the primary driver of the positive fair value adjustment in the borrowing portfolio and the negative fair value adjustment in the loan portfolio. In contrast to the same period in FY 2010, the yield curve was a secondary driver (credit being the primary) on the fair value adjustment on the borrowing and loan portfolios. (See Section 6)

Effect of credit: The effect of IBRD’s credit remained largely unchanged on debt issued and outstanding during the first nine months of FY 2011. This is in contrast to the same period in FY 2010, where the tightening of IBRD’s credit spreads had a significant impact on the fair value adjustment on the borrowing portfolio. (See Section 6)

Despite the tightening of Credit Default Swap (CDS) spreads during the first nine months of FY 2011, the significant increase in loan disbursements had a negative effect on the fair value adjustment on the loan portfolio. During the same period in FY 2010, the primary driver of the positive fair value adjustment on the loan portfolio was the tightening of CDS spreads. (See Section 6)

Effect of Exchange Rates: In order to minimize the exchange rate sensitivity of its equity-to-loans ratio, IBRD periodically undertakes currency conversions

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011 3

to align the currency composition of its loan portfolio with that of its equity. As a result of this policy, while the appreciation of the euro and Japanese yen against the U.S. dollar (See Table 1) impacted the individual portfolios, there was no material impact on the equity-to-loans ratio (See Section 4).

Table 1: Exchange Rate Movements vs. U.S. Dollar

	Nine months ended March 31
	2011		2010
Euro	15.63%	é	4.60%	ê
Japanese Yen	7.05%	é	2.74%	é

Equity

To enhance IBRD’s financial capacity following its response to the global economic crisis, the Executive Directors of IBRD, in April 2010, recommended to the Board of Governors the first general capital increase in over 20 years. On March 16, 2011, three resolutions increasing IBRD’s authorized capital were approved by the Board of Governors. The total increase in authorized capital was $87.6 billion, of which $58.4 billion and $27.8 billion relate to the General Capital Increase (GCI) and the Selective Capital Increase (SCI) respectively, and $1.4 billion relates to additional shares to be held for new members. Under the terms of the GCI and SCI resolutions, subscribed capital will increase by $86.2 billion over the next five years, of which $5.1 will be paid-in.

Lending Operations

For the first nine months of FY 2011, loan commitments decreased by $10,690 million compared to the same period in FY 2010, when IBRD experienced record levels of loan commitments associated with the global economic crisis. Development policy operations accounted for most of this decrease during FY 2011.

Since July 1, 2008 (FY 2009), in response to the global economic crisis, IBRD’s commitments have totaled $93 billion. Despite the decrease in FY 2011, demand for IBRD’s loan products still remains strong and is substantially above pre-FY 2008 levels.

Operating Income

For the first nine months of FY 2011, IBRD’s operating income was $925 million, an increase of $98 million over the same period in FY 2010. See Section 7 for more details.

Fair Value Net Income

For the first nine months of FY 2011, IBRD’s net income on a fair value basis was $869 million, an increase of $649 million over the same period in FY 2010. This was primarily due to the net positive currency translation adjustments resulting from the appreciation of the euro against the U.S. dollar and lower Board of Governors transfers, partially offset by the lower net fair value adjustment. (See Section 6).

Section 3. CONTRACTUAL TERMS OF LOANS

For FY 2011, the Executive Directors approved a new pricing structure for fixed and variable IBRD Flexible Loans1 (IFLs) and also realigned the average maturity terms for IFLs with a fixed spread. IBRD restored the average loan maturity limits for new loans and guarantees from 18 years to the pre-2008 level of 12 years. Borrowing members have the option to extend the average loan maturity from 12 years to 18 years by paying a maturity premium of 10 to 20 basis points. The maturity premium is a new component of the spread charge over LIBOR, and accounts for the cost of the incremental capital needed for the longer maturities.

The contractual spread and maturity premium, which apply to all IFLs are subject to the Executive Directors’ annual pricing review. Those IFLs with a fixed spread have two additional components: a projected funding cost and a market risk premium. These components are reviewed and set by management based on market conditions and are communicated quarterly to the Executive Directors.

Section 4. EQUITY-TO-LOANS RATIO

The equity-to-loans ratio is a summary statistic that management uses as one measure of the adequacy of its risk-bearing capacity. Table 2 presents this ratio computed on both reported and fair value bases. IBRD’s equity-to-loans

[1]	The new loan pricing applies to IBRD loans and guarantees approved after June 30, 2010, with the exception of a limited number of FY 2010 loan and guarantee proposals, whose consideration by the Board was deferred to early FY 2011.

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011

ratios on both the reported and fair value bases at March 31, 2011 were lower compared to those as of June 30, 2010, primarily due to the growth in the loan portfolio.

Section 5. COMMERCIAL CREDIT RISK

The effective management of credit risk is vital to the success of IBRD’s funding, investment, and asset/ liability management activities. The monitoring and managing of these risks are a continuous process due to changing market conditions. IBRD’s commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, corporate entities and banks.

Table 3 provides details of IBRD’s estimated credit exposure on its investment and swap portfolios, net of collateral held, by counterparty rating.

The decrease in commercial credit exposure reflects a decrease in the size of the IBRD investment portfolio. IBRD is gradually returning to lower levels of liquidity in the post-crisis period. In line with this, a significant portion of IBRD’s net loan disbursements for FY 2011 was funded by available liquidity as opposed to new debt issuances. Decreases in the investment portfolio are reflected largely in the decrease in holdings of time deposits. The credit quality of IBRD’s portfolio is concentrated in the upper end of the credit spectrum due to a continued preference for highly rated securities and counterparts across all categories of investments.

For the contractual values, notional amounts and related credit risk exposure amounts by type of derivative instrument see the Notes to Financial Statements-Note F- Derivative Instruments.

Table 2: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

	March 31, 2011	June 30, 2010	March 31, 2010
Reported Basis
Equity-to-loans ratio[a]	27.37%	29.37%	30.56%
Equity used in equity-to-loans ratio[b]	$37,408	$36,106	$36,452
Loans outstanding, Long-Term Investment Portfolio (LTIP) assets and other exposures	$136,694	$122,943	$119,292
Fair Value Basis
Equity-to-loans ratio[a]	27.75%	29.97%	31.10%
Equity used in equity-to-loans ratio[b]	$37,640	$36,791	$36,987
Loans outstanding, LTIP assets and other exposures	$135,657	$122,773	$118,936

a.	Ratios are computed using usable equity and excludes the respective period’s operating income. (Full year June 30, 2010 amount includes proposed transfers to the General Reserve).
b.	The equity used in the equity-to-loans ratio is referred to as usable equity and is comprised of paid-in-capital (adjusted for the restricted elements and net maintenance of value), Special Reserve, General Reserve, cumulative translation adjustment, the underfunded status of IBRD’s pension plans and the cumulative LTIP reserve.

Table 3: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	At March 31, 2011					At June 30, 2010
	Investments		Net Swap Exposure	Total Exposure on Investments and Swaps		Total Exposure on Investments and Swaps
Counterparty Rating	Sovereigns	Agencies, Asset-Backed Securities, Corporates and Time Deposits			% of Total		% of Total
AAA	$3,826	$7,414	$18	$11,258	38%	$13,814	38%
AA	6,260	6,653	1,256	14,169	48	16,443	46
A	790	3,124	224	4,138	14	5,805	16
BBB	—	4	—	4	*	4	*
BB or lower	—	12	—	12	*	7	*

Total	$10,876	$17,207	$1,498	$29,581	100%	$36,073	100%

a.	Excludes (a) externally managed portfolios including LTIP equities and Post-Employment Benefits Plan and (b) swap exposures executed with borrowing member countries and IDA.
*	Indicates amounts less than 0.5%.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011    5

Table 4: Condensed Balance Sheet at March 31, 2011 and June 30, 2010

In millions of U.S. dollars

	March 31, 2011			June 30, 2010
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$1,061		$1,061	$1,803		$1,803
Investments	29,481		29,481	36,301		36,301
Receivable from derivatives	131,001		131,001	121,823		121,823
Net loans outstanding	132,639	$(1,036)	131,603	118,104	$(168)	117,936
Other assets	3,714		3,714	3,882		3,882

Total assets	$297,896	$(1,036)	$296,860	$281,913	$(168)	$281,745

Borrowings	$133,591	$(19)[a]	$133,572	$128,577	$(14)[a]	$128,563
Payable for derivatives	118,951		118,951	110,615		110,615
Other liabilities	6,785		6,785	6,460		6,460

Total liabilities	259,327	(19)	259,308	245,652	(14)	245,638
Paid in capital	11,492		11,492	11,492		11,492
Retained earnings and other equity	27,077	(1,017)	26,060	24,769	(154)	24,615

Total equity	38,569	(1,017)	37,552	36,261	(154)	36,107

Total liabilities and equity	$297,896	$(1,036)	$296,860	$281,913	$(168)	$281,745

a.	Amount represents transition adjustment on adoption of a new U.S. GAAP guidance on derivatives and hedging on July 1, 2000.

Section 6. FAIR VALUE ANALYSIS

Balance Sheet

During the first nine months of FY 2011, IBRD’s total assets on a fair value basis increased by $15,115 million. The main reason for this increase was the growth in the loan portfolio.

The Condensed Fair Value Balance Sheets in Table 4 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. The Condensed Fair Value Balance Sheets are presented with a reconciliation to the reported basis.

Loan Portfolio

IBRD’s fair value model for the loan portfolio incorporates CDS spreads as an indicator of the credit risk for each borrower. Recovery levels are modified to incorporate IBRD’s recovery levels.

The loan portfolio increased by $13,667 million compared with June 30, 2010. The increase comprises net loan disbursements of $10,756 million and currency translation gains of $3,675 million mainly due to the appreciation of the euro against the U.S. dollar during the period. This was partially offset by a negative net fair value adjustment of $825 million primarily due to the steepening of the yield curves of all major currencies.

Investment Portfolio

At March 31, 2011, the net asset value (NAV) of the investment portfolio decreased by $8,105 million as compared to June 30, 2010 (See Notes to Condensed Quarterly Financial Statements-Note C-Investments). This decrease was primarily due to net loan disbursements of $10,756 million, partially offset by cash inflows from net borrowing activities of $1,315 million as well as net mark-to-market gains of $165 million, primarily from LTIP.

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011

Table 5: Condensed Statement of Income for the nine months ended March 31, 2011 and March 31, 2010

In millions of U.S. dollars

	March 31, 2011			March 31, 2010
	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]
Income from loans	$1,829		$1,829	$1,930		$1,930
Income from investments, net[b]	322		322	411		411
Equity duration extension swaps, net	849		849	713		713
Other income	191		191	169		169

Total income	3,191		3,191	3,223		3,223

Borrowing expenses	1,257		1,257	1,356		1,356
Administrative expenses including contributions to special programs	1,075		1,075	1,102		1,102
Provision for losses on loans and other exposures – (decrease)	(66)	$66	—	(62)	$62	—

Total expenses	2,266	66	2,332	2,396	62	2,458

Operating income	925	(66)	859	827	(62)	765
Board of Governors-Approved Transfers	(438)		(438)	(839)		(839)
Fair value adjustment on non-trading portfolios, net[c]	425		425	(1,010)		(1,010)
Fair value adjustment on loans[d]		(759)	(759)		1,452	1,452
Other comprehensive income		782	782		(148)	(148)

Net Income (Loss)	$912	$(43)	$869	$(1,022)	$1,242	$220

a.	Fair value comprehensive basis comprises net income on a reported basis, the components of other comprehensive income as reported in the financial statements, and the fair value adjustments.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value for reporting purposes.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

Borrowing Portfolio

The borrowing portfolio increased by $2,836 million, as compared to June 30, 2010 (See Notes to Condensed Quarterly Financial Statements-Note E-Borrowings). This was primarily due to net borrowing issuances of $673 million and currency translation losses of $2,995 million, as a result of the appreciation of the euro against the U.S. dollar during the first nine months in FY 2011. This was partially offset by net unrealized gains of $1,167 million primarily due to the steepening of the yield curves of all major currencies.

Net Income

Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustments relating to the loan portfolio, as well as the components of other comprehensive income as reported in the financial statements. Table 5 provides a reconciliation from operating income on a reported basis to net income on a fair value comprehensive basis.

The net income on a fair value basis was $869 million for the first nine months of FY 2011, compared to $220 million for the same period in FY 2010. This increase in income of $649 million was primarily due to the following factors:

Board of Governors-Approved Transfers

Board of Governors-Approved Transfers were lower by $401 million over the same period last year due to lower transfers to the International Development Association (IDA). On October 8, 2010, IBRD made the third and final transfer to IDA of $383 million in connection with its commitment under the Fifteenth Replenishment of IDA resources totaling $1,750 million.

Fair Value Adjustment on Non-Trading Portfolios, net

For the first nine months of FY 2011, IBRD experienced net unrealized gains of $425 million, compared with net unrealized losses of $1,010 million in the same period in FY 2010 (See Table 6).

During the first nine months of FY 2011, consistent with the steepening of major yield curves, IBRD experienced net unrealized gains on the borrowing portfolio and net unrealized losses on the derivatives held in the asset/liability management portfolio2, where IBRD is a fixed interest rate receiver.

[2]	The derivatives held in the asset/liability management portfolio are presented in IBRD’s condensed balance sheet under ‘Derivative Assets’ – Other assets/liabilities and ‘Derivative Liabilities’ – Other assets/liabilities.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011 7

Table 6: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

	Nine Months Ended
Unrealized gains/(losses)	March 31, 2011	March 31, 2010
Borrowing Portfolio	$1,167	$(1,192)
Derivatives held in the asset/liability management portfolio	(753)	168
Derivatives held in the client operations portfolio	1	1
A loan with an embedded derivative	10	13

	$425	$(1,010)

For the first nine months ended March 31, 2011, IBRD’s credit spreads remained largely unchanged. This is in contrast to the significant tightening of IBRD’s credit spreads in FY 2010. Of the $1,192 million of unrealized losses in the borrowing portfolio in FY 2010, the estimated unrealized losses due to the changes in IBRD’s credit spreads were $1,341 million.

Fair Value Adjustment on Loans

The fair value adjustment on loans for the first nine months of FY 2011, including the reversal of provision for losses on loans and other exposures of $66 million, was negative $825 million. During the same period in FY 2010, the fair value adjustment on loans including the reversal of the release of provision for losses on loans and other exposures of $62 million, was a positive $1,390 million. This adjustment reflects changes in both interest rates and credit risk. The negative fair value adjustment for the first nine months of FY 2011 was primarily driven by the steepening of the yield curves of all major currencies and an increase in unrealized credit losses, as determined by CDS spread levels, associated with the significant growth in the loan portfolio.

During the same period in FY 2010, the positive fair value adjustment was primarily driven by the tightening of CDS spreads.

Other Comprehensive Income

Other comprehensive income for the first nine months of FY 2011 was a credit of $782 million, which was primarily related to the net positive currency translation adjustments resulting from the appreciation of the euro against the U.S. dollar. In comparison, during the same period in the prior year, other comprehensive income was a charge of $148 million, which primarily related to the net negative currency translation adjustment resulting from the depreciation of the euro against the U.S. dollar. (See Table 1 for exchange rate movements)

Section 7. REPORTED BASIS ANALYSIS

Balance Sheet

In IBRD’s balance sheet on a reported basis, the borrowing and investment portfolios are carried at fair value, while the loan portfolio is carried at amortized cost (except for a loan with an embedded derivative which is reported at fair value). See Section 6 for analysis on the investment and borrowing portfolios.

Net loans outstanding on a reported basis increased by $14,535 million compared with June 30, 2010. This increase comprises net disbursements of $10,756 million and currency translation gains of $3,768 million, partially offset by a decrease in the accumulated provision for loan losses of $15 million.

See Table 4 for IBRD’s condensed reported basis balance sheet with a reconciliation to fair value basis.

Operating Income

IBRD’s operating income on a reported basis is broadly comprised of income from interest-earning assets (net of funding costs), and from the equity duration extension swap portfolio, less the provision for losses on loans and other exposures and net non-interest expenses.

Table 7 shows a breakdown of operating income, net of funding costs, on a reported basis. The operating income was $925 million for the first nine months of FY 2011, compared to $827 million in the same period in FY 2010. The increase of $98 million in operating income is explained by the following factors.

Net interest income: The $62 million increase in net interest income was primarily due to the increase in interest margin resulting from the increase in loan volume.

Net non-interest expense: The $38 million decrease in net non-interest expense was primarily due to a decrease in contributions to special programs.

Investment income, net of funding costs: The $25 million increase in investment income, net of funding costs was primarily due to the increase in interest margin, partially offset by lower mark-to-market gains as compared to the same period in FY 2010.

These were partially offset by:

LTIP income: The $20 million decrease in income from LTIP was primarily due to lower mark-to-market gains from the equity portfolio, reflecting the lower returns from the equity markets as compared to the same period in FY 2010.

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011

Table 7: Reported Basis Operating Income for the nine months ended March 31, 2011 and March 31, 2010

In millions of U.S. dollars

	March 31, 2011	March 31, 2010	Net Change
Interest income, net of funding costs
Interest margin	$393	$330	$63
Equity savings	154	291	(137)
Equity duration extension, net	849	713	136

Net interest income	1,396	1,334	62
Other loan income	16	27	(11)
Provision for losses on loans and other exposures–decrease	66	62	4
Investment income, net of funding costs	97	72	25
LTIP Income	164	184	(20)
Net non-interest expense	(814)	(852)	38

Operating Income	$925	$827	$98

Section 8. SENIOR MANAGEMENT CHANGES

Effective October 4, 2010, Mahmoud Mohieldin joined IBRD as a Managing Director.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011    9

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

CONDENSED QUARTERLY FINANCIAL STATEMENTS

MARCH 31, 2011

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2011 (Unaudited)	June 30, 2010 (Unaudited)
Assets
Due from banks—Note C
Unrestricted currencies	$863	$1,581
Currencies subject to restrictions	198	222

	1,061	1,803

Investments—Trading (including securities transferred under repurchase agreements or securities lending agreements of $146 million—March 31, 2011; $204 million—June 30, 2010)—Note C	29,468	36,012
Securities purchased under resale agreements—Note C	13	289
Derivative assets—Notes C, F and I
Investments	15,670	13,446
Client operations	19,277	17,633
Borrowings	93,467	87,457
Other assets/liabilities	2,587	3,287

	131,001	121,823

Loans outstanding—Notes D and I
Total loans	192,277	183,677
Less undisbursed balance	57,632	63,574

Loans outstanding (including a loan at fair value of $136 million—March 31, 2011; $109 million—June 30, 2010)	134,645	120,103
Less:
Accumulated provision for losses on loans	1,538	1,553
Deferred loan income	468	446

Net loans outstanding	132,639	118,104
Other assets—Notes C and I	3,714	3,882

Total assets	$297,896	$281,913

Liabilities
Borrowings—Note E	$133,591	$128,577
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	690	998
Derivative liabilities—Notes C, F and I
Investments	16,463	13,557
Client operations	19,262	17,623
Borrowings	82,487	78,655
Other assets/liabilities	739	780

	118,951	110,615

Other liabilities—Notes C, D and I	6,095	5,462

Total liabilities	259,327	245,652

Equity
Capital stock—Authorized (2,307,600 shares—March 31, 2011; 1,581,724 shares— June 30, 2010) —Note B
Subscribed (1,574,526 shares—March 31, 2011; and June 30, 2010)	189,943	189,943
Less uncalled portion of subscriptions—Note B	178,451	178,451

Paid-in capital	11,492	11,492
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital)—Note A	(1,140)	(1,123)
Receivable amounts to maintain value of currency holdings—Note A	(86)	(171)
Deferred amounts to maintain value of currency holdings	822	313
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	29,705	28,793
Accumulated other comprehensive loss—Note J	(2,224)	(3,043)

Total equity	38,569	36,261

Total liabilities and equity	$297,896	$281,913

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

10    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2011	2010	2011	2010
Income
Loans—Note D	$617	$585	$1,829	$1,930
Investments—Trading, net—Note C	103	67	322	411
Equity duration extension swaps, net—Note F	288	277	849	713
Other—Note I	73	66	191	169

Total income	1,081	995	3,191	3,223

Expenses
Borrowings	408	404	1,257	1,356
Administrative— Notes H and I	298	336	980	983
Contributions to special programs	84	52	95	119
Provision for losses on loans and other exposures — increase (decrease)—Note D	19	12	(66)	(62)

Total expenses	809	804	2,266	2,396

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	272	191	925	827
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and K	(17)	(261)	425	(1,010)
Board of Governors-approved transfers—Note G	—	—	(438)	(839)

Net income (loss)	$255	$(70)	$912	$(1,022)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011    11

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2011	2010	2011	2010
Net income (loss)	$255	$(70)	$912	$(1,022)
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	(1)	(2)	(9)	1
Amortization of unrecognized net actuarial loss	41	27	124	81
Amortization of unrecognized prior service cost	2	1	6	4
Currency translation adjustments	295	(331)	698	(241)

Total other comprehensive income (loss)	337	(305)	819	(155)

Comprehensive income (loss)	$592	$(375)	$1,731	$(1,177)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2011	2010
Retained earnings at beginning of the fiscal year	$28,793	$29,870
Net income (loss) for the period	912	(1,022)

Retained earnings at end of the period	$29,705	$28,848

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

12    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2011	2010
Cash flows from investing activities
Loans
Disbursements	$(18,167)	$(20,447)
Principal repayments	7,441	7,941
Principal prepayments	7	1,089
Loan origination fees received	20	28
Other investing activities, net	(280)	(43)

Net cash used in investing activities	(10,979)	(11,432)

Cash flows from financing activities
Medium and long-term borrowings
New issues	25,796	14,772
Retirements	(15,268)	(15,999)
Net short-term borrowings	(9,524)	7,117
Net derivatives—Borrowings	311	164
Net derivatives—Other assets/liabilities	—	16
Net capital transactions	169	399

Net cash provided by financing activities	1,484	6,469

Cash flows from operating activities
Net income (loss)	912	(1,022)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Fair value adjustment on non-trading portfolios, net	(425)	1,010
Depreciation and amortization	622	672
Provision for losses on loans and other exposures—(decrease)	(66)	(62)
Changes in:
Investments—Trading, net	7,677	2,716
Other assets and liabilities	36	52

Net cash provided by operating activities	8,756	3,366

Effect of exchange rate changes on unrestricted cash	21	6

Net decrease in unrestricted cash	(718)	(1,591)
Unrestricted cash at beginning of the fiscal year	1,581	2,380

Unrestricted cash at end of the period	$863	$789

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$3,768	$(874)
Investment portfolio	251	(7)
Borrowing portfolio	2,953	(597)
Capitalized loan origination fees included in total loans	37	58
Interest paid on Borrowing portfolio	897	1,331

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011    13

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

Note A—Significant Accounting and Related Policies

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2010 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2010 audited financial statements, has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation. In particular, as permitted under U.S. GAAP, IBRD reclassified amounts relating to Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital and Receivable amounts to maintain value of currency holdings, of $1,123 million and $171 million as of June 30, 2010, respectively, from Assets to Equity. These reclassifications had no effect on IBRD’s income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers, or Net loss for the fiscal year ended June 30, 2010.

Accounting and Reporting Developments

The Financial Accounting Standards Board’s (FASB) Accounting Standards Update (ASU) 2009-16, Accounting for Transfers of Financial Assets - an Amendment of FAS 140 became effective on July 1, 2010. This guidance eliminates the concept of a “qualified special purpose entity” and addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including: the effect of transfers on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred assets. The adoption of this ASU resulted in additional qualitative disclosures relating to securities lending under Note C—Investments.

ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends existing guidance for consolidation of variable interest entities, also became effective on July 1, 2010. This ASU did not have an impact on IBRD’s financial statements.

In July 2010, FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The ASU expands credit quality disclosure requirements to include more detailed information regarding financing receivables and the allowance for credit losses, as well as additional information regarding accounting policies and methodology. For IBRD, the expanded disclosures became effective for interim and annual reporting periods ending on or after December 15, 2010 (quarter ended December 31, 2010). The adoption of this ASU resulted in additional qualitative and quantitative disclosures relating to loans under Note D—Loans and Other Exposures.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law in the United States. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of March 31, 2011. IBRD continues to evaluate the potential future implications of the Act.

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

Note B—CAPITAL STOCK

On March 16, 2011, the resolutions to increase IBRD’s authorized capital by 725,876 shares through a general capital increase, a selective capital increase and additional shares to be held for new members, were approved by the Board of Governors. At March 31,

2011, IBRD’s capital stock comprised of 2,307,600 authorized shares (1,581,724—June 30, 2010) of which 1,574,526 shares (1,574,526—June 30, 2010) were subscribed.

Note C—Investments

A summary of IBRD’s trading portfolio at March 31, 2011 and June 30, 2010, is as follows:

In millions of U.S. dollars

	Carrying Value	Carrying Value
	March 31, 2011	June 30, 2010
Investments—Trading
Equity securities	$832	$665
Government and agency obligations	15,471	14,340
Time deposits	9,170	17,121
Asset-backed securities	3,995	3,886

Total	$29,468	$36,012

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of March 31, 2011 and June 30, 2010:

In millions of U.S. dollars

	Carrying Value
	March 31, 2011	June 30, 2010
Investments—Trading	$29,468	$36,012
Securities purchased under resale agreements	13	289
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(690)	(998)
Derivative assets
Currency forward contracts	7,939	6,173
Currency swaps	7,669	7,187
Interest rate swaps	62	86

Total	15,670	13,446

Derivative liabilities
Currency forward contracts	(8,030)	(6,140)
Currency swaps	(8,273)	(7,207)
Interest rate swaps	(160)	(210)

Total	(16,463)	(13,557)

Cash held in investment portfolio[a]	502	1,182
Receivable from investment securities traded[b]	348	47
Payable for investment securities purchased[c]	(839)	(307)

Net Investment Portfolio	$28,009	$36,114

a.	This amount is included in Unrestricted Currencies under Due from Banks on the Condensed Balance Sheet.
b.	This amount is included in Other assets on the Condensed Balance Sheet.
c.	This amount is included in Other liabilities on the Condensed Balance Sheet.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see note F—Derivative Instruments.

As of March 31, 2011, $2 million in short sales was included in Other liabilities on the Condensed Balance Sheet (Nil—June 30, 2010).

For the three and nine months ended March 31, 2011, IBRD included $55 million and $160 million of unrealized gains in income, respectively (unrealized losses of $2 million and unrealized gains of $217 million—three and nine months ended March 31, 2010, respectively).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)    15

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and June 30, 2010:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$832	$—	$—	$832
Government and agency obligations	1,182	14,289	—	15,471
Time deposits	1,638	7,532	—	9,170
Asset-backed securities	—	3,985	10	3,995

Total Investments – Trading	3,652	25,806	10	29,468
Securities purchased under resale agreements	13	—	—	13
Derivative assets-Investments
Currency forward contracts	—	7,939	—	7,939
Currency swaps	—	7,669	—	7,669
Interest rate swaps	—	62	—	62

Total Derivative assets-Investments	—	15,670		15,670

Total	$3,665	$41,476	$10	$45,151

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[a]	$—	$206	$—	$206
Derivative liabilities-Investments
Currency forward contracts	—	8,030	—	8,030
Currency swaps	—	8,273	—	8,273
Interest rate swaps	—	160	—	160

Total Derivative liabilities-Investments	—	16,463	—	16,463

Total	$—	$16,669	$—	$16,669

a.	Excludes $484 million relating to payable for cash collateral received.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$665	$—	$—	$665
Government and agency obligations	1,480	12,860	—	14,340
Time deposits	2,153	14,968		17,121
Asset-backed securities	—	3,868	18	3,886

Total Investments – Trading	4,298	31,696	18	36,012

Securities purchased under resale agreements	39	250	—	289
Derivative assets-Investments
Currency forward contracts	—	6,173	—	6,173
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86

Total Derivative assets-Investments	—	13,446	—	13,446

Total	$4,337	$45,392	$18	$49,747

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[a]	$53	$151	$—	$204
Derivative liabilities-Investments
Currency forward contracts	—	6,140	—	6,140
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210

Total Derivative liabilities-Investments	—	13,557	—	13,557

Total	$53	$13,708	$—	$13,761

a.	Excludes $794 million relating to payable for cash collateral received.

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the three and nine months ended March 31, 2011 and March 31, 2010:

In millions of U.S. dollars

	Three Months Ended March 31, 2011			Nine Months Ended March 31, 2011
	Asset- backed securities	Government and agency obligations	Total	Asset- backed securities	Government and agency obligations	Total
Beginning of the period	$17	$—	$17	$18	$—	$18
Total realized/unrealized gains or (losses) in:
Net income	2	—	2	4	—	4
Purchases	—	—	—	2	—	2
Sales/Settlements	(1)	—	(1)	(3)	—	(3)
Transfers in (out), net	(8)	—	(8)	(11)	—	(11)

End of the period	$10	$—	$10	$10	$—	$10

In millions of U.S. dollars

	Three Months Ended March 31, 2010			Nine Months Ended March 31, 2010
	Asset- backed securities	Government and agency obligations	Total	Asset- backed securities	Government and agency obligations	Total
Beginning of the period	$109	$1	$110	$109	$—	$109
Total realized/unrealized gains or (losses) in:
Net income	1	—	1	7	—	7
Purchases	—	—	—	23	—	23
Sales/Settlements	(15)	—	(15)	(50)	—	(50)
Transfers in (out), net	(8)	(1)	(9)	(2)	—	(2)

End of the period	$87	$—	$87	$87	$—	$87

The following table provides information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2011 and March 31, 2010, relating to IBRD’s Level 3 Investments – Trading assets still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2011	2010	2011	2010
Condensed Statement of Income location
Investments – Trading, net	$2	$1	$3	$4

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2011 and the three months ended March 31, 2010:

In millions of U.S. dollars

	Three Months Ended March 31, 2011		Nine Months Ended March 31, 2011
	Level 2	Level 3	Level 2	Level 3
Investments- Trading
Asset-backed securities
Transfers (out of) into	$—	$—	$(9)	$9
Transfers into (out of)	8	(8)	20	(20)

	$8	$(8)	$11	$(11)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)    17

In millions of U.S. dollars

	Three Months Ended March 31, 2010
	Level 2	Level 3
Investments-Trading
Asset-backed securities
Transfers (out of) into	$(5)	$5
Transfers into (out of)	13	(13)

	$8	$(8)

Government and agency obligations
Transfers into (out of)	$1	$(1)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities:

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures contracts and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that includes the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments (time deposits) are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under repurchase agreements, Securities lent under securities lending agreements and payable for cash collateral received:

These securities are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is a party to a variety of financial transactions, certain of which involve elements of commercial credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts for all securities. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, credit limits have been established for counterparties by types of instruments and maturity category.

Swap Agreements: For all of IBRD’s swap agreements (in addition to those in the investment portfolio), credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD as of March 31, 2011 and June 30, 2010.

In millions of U.S. dollars

	March 31, 2011	June 30, 2010
Collateral received
Cash	$484	$794
Securities	10,963	9,764

Total collateral received	$11,447	$10,558

Collateral permitted to be repledged	$11,447	$10,558
Amount of collateral repledged	—	—

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	March 31, 2011	June 30, 2010	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$146	$204	Included under Investments-Trading on the Condensed Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$206	$204	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

At March 31, 2011, the liabilities relating to securities transferred under repurchase agreements included $58 million (Nil—June 30, 2010) of repurchase agreement trades that had not been settled at that date. Of this amount, $50 million (Nil—June 30, 2010) represented replacement trades entered into in anticipation of maturing trades.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2011, IBRD had received securities with a fair value of $13 million ($291 million—June 30, 2010). None of these securities had been transferred under repurchase or securities lending agreements as of that date (Nil—June 30, 2010).

NOTE D—LOANS AND OTHER EXPOSURES

All of IBRD’s loans and other exposures (exposures) are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees.

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. In order to analyze the risk characteristics of this portfolio segment, the exposures are further disaggregated into Low, Medium and High risk classes, as well as Default. The Default classification generally includes all exposures which are in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

Credit Quality of Sovereign Exposures

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High classes, as well as a Default.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment. IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)    19

The following table provides an aging analysis of IBRD’s loans as at March 31, 2011:

In millions of U.S. dollars

Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,615	$14,615
Medium	—	—	—	—	—	—	74,219	74,219
High	1	—	—	2	—	3	45,207	45,210

Loans in accrual status[a]	1	—	—	2	—	3	134,041	134,044
Default - Loans in nonaccrual status[a]	5	—	10	2	398	415	50	465
Loan at fair value[b]	—	—	—	—	—	—	136	136

Total	$6	$—	$10	$4	$398	$418	$134,227	$134,645

a.	At amortized cost
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off. Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Several steps are taken to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, the respective borrower’s exposures are then assigned the credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. Each risk rating is mapped to an expected default frequency (probability of default to IBRD) using IBRD’s credit migration matrix which is based on IBRD’s historical experience. The provision required is calculated by multiplying the value of loans disbursed and outstanding as well as other exposures, by the expected default frequency and by the assumed severity of loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD-only borrowers, Blend (IBRD and IDA) borrowers and IDA-only borrowers, with the highest severity of loss associated with IDA-only borrowing countries. Borrower’s eligibility is assessed at least annually. This methodology is also applied to countries with exposures in nonaccrual status. Generally, all exposures in nonaccrual status have the same risk rating.

The determination of borrowers’ risk ratings is based on both quantitative and qualitative analyses of various factors. IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision accordingly. Adjustments to the accumulated provision are recorded as a charge against or addition to income.

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures for the nine months ended March 31, 2011, and for the fiscal year ended June 30, 2010, are summarized below:

In millions of U.S. dollars

	March 31, 2011			June 30, 2010
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the period	$1,553	$23	$1,576	$1,632	$10	$1,642
Net (decrease) increase in provision	(55)	(11)	(66)	(45)	13	(32)
Translation adjustment	40	1	41	(34)	—	(34)

Accumulated provision, end of the period	$1,538	$13	$1,551	$1,553	$23	$1,576

Composed of accumulated provision for losses on:
Loans in accrual status	$1,306			$1,324
Loans in nonaccrual status	232			229

Total	$1,538			$1,553

Loans, end of the period:
Loans at amortized cost in accrual status	$134,044			$119,537
Loans at amortized cost in nonaccrual status	465			457
Loan at fair value in accrual status	136			109

Total	$134,645			$120,103

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative assets – Client operations	Provision for losses on loans and other exposures

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to or guaranteed by that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

Information relating to loans or other exposures in nonaccrual status at March 31, 2011 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$465	$694	Oct 2000

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2011 and June 30, 2010, and for the three and nine months ended March 31, 2011 and March 31, 2010:

In millions of U.S. dollars

	March 31, 2011	June 30, 2010
Recorded investment in nonaccrual loans[a]	$465	$457
Accumulated provision for loan losses on nonaccrual loans	232	229
Average recorded investment in nonaccrual loans for the period/fiscal year	462	462
Overdue amounts of nonaccrual loans of which:	694	631
Principal	415	384
Interest and charges	279	247

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)    21

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9	$27	$27

During the nine months ended March 31, 2011 and March 31, 2010, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Guarantees

Guarantees of $1,594 million were outstanding at March 31, 2011 ($1,726 million—June 30, 2010). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 2 and 20 years, and expire in decreasing amounts through 2029.

At March 31, 2011, liabilities of $30 million ($32 million—June 30, 2010), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $3 million ($3 million—June 30, 2010).

During the nine months ended March 31, 2011, and March 31, 2010, no guarantees provided by IBRD were called.

Waivers of Loan Charges

The reduction in net income for the three and nine months ended March 31, 2011 and March 31, 2010 resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
Interest waivers	$39	$40	$119	$124
Commitment charge waivers	9	15	32	51
Loan origination fee waivers	5	5	14	19

Total	$53	$60	$165	$194

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the nine months ended March 31, 2011, loans to three countries each generated in excess of 10 percent of total loan income; these amounted to $208 million, $193 million and $188 million, respectively. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the nine months ended March 31, 2011, and March 31, 2010, is presented in the following table:

In millions of U.S. dollars

	March 31, 2011		March 31, 2010
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,282	$6	$885	$9
East Asia and Pacific	26,204	385	24,886	424
Europe and Central Asia	36,518	413	31,200	449
Latin America and the Caribbean	48,635	813	41,080	813
Middle East and North Africa	9,043	124	7,902	134
South Asia	12,913	87	10,314	99
Other[a]	50	1	50	2

Total	$134,645	$1,829	$116,317	$1,930

a.	Represents loans to IFC, an affiliated organization.

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan for the three and nine months ended March 31, 2011 and March 31, 2010:

In millions of U.S. dollars

	Three Months Ended March 31,			Nine Months Ended March 31,
	2011	2010		2011	2010
Beginning of the period	$124	$104		$109	$78
Total unrealized gains (losses) in:
Net income	8	9		18	19
Other comprehensive income	4	(	*)	9	15

End of the period	$136	$112		$136	$112

*	Indicates amount less than $0.5 million.

The following table provides information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2011 and March 31, 2010, relating to IBRD’s Level 3 loan still held at the reporting dates, as well as where these amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains	2011	2010	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$5	$7	$10	$13

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of March 31, 2011 and June 30, 2010:

In millions of U.S. dollars

	March 31, 2011		June 30, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$132,639	$131,603	$118,104	$117,936

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of March 31, 2011 and June 30, 2010, carrying value includes one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond. All other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

The following table summarizes IBRD’s borrowings portfolio after derivatives as of March 31, 2011 and June 30, 2010.

In millions of U.S. dollars

	March 31, 2011	June 30, 2010
Borrowings	$133,591	$128,577
Currency swaps, net	(8,407)	(6,238)
Interest rate swaps, net	(2,573)	(2,564)

	122,611	$119,775

IBRD uses derivative contracts to manage the repricing risk between its loans and borrowings. For details regarding Currency swaps and Interest rate swaps, see Note F – Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of March 31, 2011 and June 30, 2010 is as follows:

In millions of U.S. dollars

	March 31, 2011	June 30, 2010
Level 1	$—	$—
Level 2	121,341	116,490
Level 3	12,250	12,087

	$133,591	$128,577

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and nine months ended March 31, 2011 and March 31, 2010 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
Beginning of the period	$12,300	$11,388	$12,087	$11,071
Total unrealized (gains) losses in:
Net income	63	353	(356)	382
Other comprehensive income	(124)	(130)	834	273
Issuances	322	485	532	1,458
Settlements	(244)	(279)	(698)	(690)
Transfers in (out), net	(67)	29	(149)	(648)

End of the period	$12,250	$11,846	$12,250	$11,846

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)    23

Information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2011 and March 31, 2010, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2011	2010	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(33)	$343	$393	$(344)

The following table provides information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2011 and March 31, 2010, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2011	2010	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$996	$(1,230)	$2,686	$(1,488)

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2011 and three months ended March 31, 2010:

In millions of U.S. dollars

	Three Months Ended March 31, 2011		Nine Months Ended March 31, 2011
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$67	$(67)	$149	$(149)

In millions of U.S. dollars

	Three Months Ended March 31, 2010
	Level 2	Level 3
Borrowings
Transfers (out of) into	$(86)	$86
Transfers into (out of)	57	(57)

	$(29)	$29

The difference between the aggregate fair value and aggregate contractual principal balance of borrowings is as follows:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2011	$133,591	$143,788	$(10,197)
June 30, 2010	$128,577	$138,074	$(9,497)

During the three months ended March 31, 2011, IBRD’s credit spreads remained largely unchanged.

During the three and nine months ended March 31, 2010, IBRD experienced improvements in its credit spreads resulting in a $161 million and $1,341 million increase, respectively, in the fair value of the debt issued and outstanding as at March 31, 2010. These amounts were determined using observable changes in IBRD’s credit spreads.

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value with changes in fair value reported in the income statement.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards, options and futures contracts	Manage currency and interest rate risks in the portfolio

Borrowings	Currency swaps, interest rate swaps, structured swaps	Manage repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, interest rate swaps	Assist clients in managing their interest rate and currency risks

Since 2008, IBRD has engaged in an equity duration extension strategy which employs interest rate swaps to increase the duration of its equity from approximately three months to approximately four years. This strategy seeks to increase the stability of operating income by taking a greater exposure to long-term interest rates.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2011 is $337 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on March 31, 2011, the amount of collateral that IBRD would have been required to post would be $110 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)    25

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts of those derivative instruments as of March 31, 2011 and June 30, 2010:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Derivative assets					Derivative liabilities
	Condensed Balance Sheet location	March 31, 2011			June 30, 2010	Condensed Balance Sheet location	March 31, 2011	June 30, 2010
Derivatives not designated as hedging instruments
Options and Futures contracts– Investments	Other assets	$		*	$—	Other liabilities	$—	$1
Interest rate swaps	Derivative assets		6,399		7,894	Derivative liabilities	2,257	3,080
Currency swaps (including currency forward contracts and structured swaps)	Derivative assets		124,602		113,929	Derivative liabilities	116,694	107,535

Total Derivatives			$131,001		$121,823		$118,951	$110,616

*	Indicates amount less than $0.5 million.

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	March 31, 2011	June 30, 2010
Investments
Interest rate swaps and swaptions
Notional principal	$6,464	$6,641
Credit exposure	62	86
Currency swaps (including currency forward contracts)
Credit exposure	57	427
Exchange traded Options and Futures contracts[a]
Notional long position	817	1,686
Notional short position	136	35

Client operations
Interest rate swaps
Notional principal	23,504	15,821
Credit exposure	291	467
Currency swaps
Credit exposure	1,116	721

Borrowing portfolio
Interest rate swaps
Notional principal	133,657	115,110
Credit exposure	4,418	4,857
Currency swaps
Credit exposure	14,023	10,494

Other derivatives
Interest rate swaps
Notional principal	37,968	36,296
Credit exposure	2,188	2,830
Currency swaps
Credit exposure	191	142

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and future contracts as of March 31, 2011 and June 30, 2010 are interest rate contracts.

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three and nine months ended March 31, 2011 and March 31, 2010 and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended March 31,		Nine Months Ended March 31,
	Condensed Statement of Income location	Gains (Losses)		Gains (Losses)
		2011	2010	2011	2010
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(608)	$472	$(909)	$305
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	(410)	490	(1,362)	160

Total		$(1,018)	$962	$(2,271)	$465

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, listed equity securities as well as derivatives.

The following table provides information on the amount of realized and unrealized gains and losses on the investments – trading portfolio (derivative and non-derivative instruments) and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2011 and March 31, 2010:

In millions of U.S. dollars

	Three Months Ended March 31		Nine Months Ended March 31
Condensed Statement of Income location	Investments-Trading, net		Investments-Trading, net
	Gains (Losses)		Gains (Losses)
	2011	2010	2011	2010
Type of instrument
Fixed income	$26	$(11)	$14	$68
Equity	27	33	151	158

Total	$53	$22	$165	$226

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)    27

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and June 30, 2010 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of March 31, 2011
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$7,939	$—	$7,939
Currency swaps	—	7,669	—	7,669
Interest rate swaps	—	62	—	62

	—	15,670	—	15,670

Client operations
Currency swaps	—	19,085	—	19,085
Interest rate swaps	—	192	—	192

	—	19,277	—	19,277

Borrowings
Currency swaps	—	75,293	13,871	89,164
Interest rate swaps	—	4,260	43	4,303

	—	79,553	13,914	93,467

Other assets/liabilities
Currency swaps	—	745	—	745
Interest rate swaps	—	1,842	—	1,842

	—	2,587	—	2,587

Total derivative assets	$—	$117,087	$13,914	$131,001

Derivative Liabilities:
Investments
Currency forward contracts	$—	$8,030	$—	$8,030
Currency swaps	—	8,273	—	8,273
Interest rate swaps	—	160	—	160

	—	16,463	—	16,463

Client operations
Currency swaps	—	19,080	—	19,080
Interest rate swaps	—	182	—	182

		19,262	—	19,262

Borrowings
Currency swaps	—	67,934	12,823	80,757
Interest rate swaps	—	1,714	16	1,730

		69,648	12,839	82,487

Other assets/liabilities
Currency swaps	—	554	—	554
Interest rate swaps	—	185	—	185

	—	739	—	739

Total derivative liabilities	$—	$106,112	$12,839	$118,951

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,173	$—	$6,173
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86

	—	13,446		13,446

Client operations
Currency swaps	—	17,205	—	17,205
Interest rate swaps	—	428	—	428

		17,633		17,633

Borrowings
Currency swaps	—	69,347	13,320	82,667
Interest rate swaps	—	4,781	9	4,790

		74,128	13,329	87,457

Other assets/liabilities
Currency swaps	—	697	—	697
Interest rate swaps	—	2,590	—	2,590

	—	3,287	—	3,287

Total derivative assets	$—	$108,494	$13,329	$121,823

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,140	$—	$6,140
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210

	—	13,557	—	13,557

Client operations
Currency swaps	—	17,203	—	17,203
Interest rate swaps	—	420	—	420

	—	17,623	—	17,623

Borrowings
Currency swaps	—	63,823	12,606	76,429
Interest rate swaps	—	2,208	18	2,226

	—	66,031	12,624	78,655

Other assets/liabilities
Currency swaps	—	556	—	556
Interest rate swaps	—	224	—	224

	—	780	—	780

Total derivative liabilities	$—	$97,991	$12,624	$110,615

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and nine months ended March 31, 2011 and March 31, 2010:

In millions of U.S. dollars

	Three Months Ended March 31, 2011			Nine Months Ended March 31, 2011
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period	$1,191	$22	$1,213	$714	$(9)	$705
Total realized/unrealized gains (losses) in:
Net income	44	5	49	(333)	36	(297)
Other comprehensive income	(136)	—	(136)	829	—	829
Issuances	6	—	6	4	—	4
Settlements	(51)	—	(51)	(146)	—	(146)
Transfers in (out), net	(6)	*	(6)	(20)	*	(20)

End of the period	$1,048	$27	$1,075	$1,048	$27	$1,075

*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011    29

In millions of U.S. dollars

	Three Months Ended March 31,2010			Nine Months Ended March 31,2010
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period	$155	$(13)	$142	$18	$(19)	$(1)
Total realized/unrealized gains or (losses) in:
Net income	221	*	221	(39)	5	(34)
Other comprehensive income	(151)	—	(151)	270	—	270
Issuances	1	—	1	(3)	1	(2)
Settlements	(29)	—	(29)	(61)	—	(61)
Transfers in (out), net	22	(6)	16	34	(6)	28

End of the period	$219	$(19)	$200	$219	$(19)	$200

*	Indicates amount less than $0.5 million.

Unrealized gains or losses included in income for the three and nine months ended March 31, 2011 and March 31, 2010, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2011	2010	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$28	$221	$(321)	$(66)

The table below provides the details of all inter-level transfers during the three and nine months ended March 31, 2011 and the three months ended March 31, 2010:

In millions of U.S. dollars

	Three Months Ended March 31, 2011		Nine Months Ended March 31, 2011
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$6	$(6)	$20	$(20)

In millions of U.S. dollars

	Three Months Ended March 31, 2010
	Level 2	Level 3
Derivatives, net
Transfers (out of) into	$(16)	$16

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, Long-Term Income Portfolio (LTIP) adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 5, 2010, IBRD’s Executive Directors approved the allocation of $281 million of the net income earned in the fiscal year ended June 30, 2010 to the General Reserve. In addition, the Executive Directors also approved a reduction in Pension Reserve by $32 million, a reduction in Restricted Retained Earnings by $12 million, and an increase in the LTIP Reserve by $80 million.

On August 9, 2010, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank, by way of grant.

On October 8, 2010, IBRD’s Board of Governors approved the immediate transfer of $383 million to the International Development Association (IDA) and $100 million to Surplus, from the net income earned in the fiscal year ended June 30, 2010. The transfer to IDA was made on October 13, 2010.

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

Retained earnings comprise the following elements at March 31, 2011 and June 30, 2010:

In millions of U.S. dollars

	March 31, 2011	June 30, 2010
Special Reserve	$293	$293
General Reserve	25,951	25,670
Pension Reserve	1,248	1,280
Surplus	302	257
LTIP Reserve	116	36
Cumulative fair value adjustments[a]	436	1,475
Unallocated Net Income (Loss)	1,350	(239)
Restricted Retained Earnings	9	21

Total	$29,705	$28,793

a.	Applicable to non-trading portfolios reported at fair value.

Note H—Pension and Other Post retirement Benefits

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEPB is included in Administrative Expenses.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2011 and March 31, 2010:

In millions of U.S. dollars

	Three Months Ended March 31, 2011				Nine Months Ended March 31, 2011
	SRP	RSBP		PEBP	SRP	RSBP		PEBP
Benefit Costs
Service cost	$69	$14		$5	$207	$41		$15
Interest cost	158	26		6	473	77		19
Expected return on plan assets	(182)	(24)		—	(546)	(71)		—
Amortization of prior service cost (credit)	2	(	*)	*	5	(	*)	1
Amortization of unrecognized net loss	29	9		3	87	28		9

Net periodic pension cost of which:	$76	$25		$14	$226	$75		$44

IBRD’s Share	$35	$12		$7	$107	$35		$21
IDA’s Share	$41	$13		$7	$119	$40		$23

In millions of U.S. dollars

	Three Months Ended March 31, 2010				Nine Months Ended March 31, 2010
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$55	$11		$4	$167	$32	$12
Interest cost	164	25		6	491	74	20
Expected return on plan assets	(190)	(23)		—	(569)	(68)	—
Amortization of prior service cost (credit)	2	(	*)	*	5	(1)	*
Amortization of unrecognized net loss	17	7		3	51	22	8

Net periodic pension cost of which:	$48	$20		$13	$145	$59	$40

IBRD’s Share	$23	$10		$6	$71	$29	$20
IDA’s Share	$25	$10		$7	$74	$30	$20

*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)    31

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At March 31, 2011 and June 30, 2010, IBRD had the following receivables from (payables to) its affiliated organizations.

In millions of U.S. dollars

	March 31, 2011
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable

IDA	$—	$312	$3,780	$(3,649)	$(1,019)	$(576)
IFC	50	32	—	—	(87)	(5)
MIGA	—	3	—	—	(4)	(1)

	$50	$347	$3,780	$(3,649)	$(1,110)	$(582)

In millions of U.S. dollars

	June 30, 2010
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable

IDA	$—	$357	$4,144	$(4,087)	$(1,088)	$(674)
IFC	50	25	—	—	(86)	(11)
MIGA	—	3	—	—	(4)	(1)

	$50	$385	$4,144	$(4,087)	$(1,178)	$(686)

a.	For details on derivative transactions relating to the client operations, see Note F—Derivative Instruments.

The (payables to) receivables from these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At March 31, 2011 and June 30, 2010, the loan balance under this facility amounted to $50 million at a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

Administrative expenses

For the three and nine months ended March 31, 2011, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $288 million and $873 million, respectively ($264 million and $785 million—three and nine months ended March 31, 2010). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing ratio, and amounts are settled quarterly.

Other income

For the three and nine months ended March 31, 2011 and March 31, 2010, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010
Fees charged to IFC	$21	$19	$57	$49
Fees charged to MIGA	2	2	7	6

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2011 and March 31, 2010:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income / Loss Nine months Ended March 31, 2011
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$224	$500	$(511)	$(3,219)	$(37)	$(3,043)
Changes from period activity	698	—	(9)	124	6	819

Balance, end of the period	$922	$500	$(520)	$(3,095)	$(31)	$(2,224)

In millions of U.S. dollars

	Accumulated Other Comprehensive Income / Loss Nine months Ended March 31, 2010
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)
Changes from period activity	(241)	—	1	81	4	(155)

Balance, end of the period	$619	$500	$(504)	$(2,414)	$(39)	$(1,838)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Note K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of March 31, 2011 and June 30, 2010.

In millions of U.S. dollars

	March 31, 2011			June 30, 2010
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$1,061	$1,061		$1,803	$1,803
Investments	29,481	29,481		36,301	36,301
Net Loans Outstanding	132,639	131,603		118,104	117,936
Derivative Assets
Investments	15,670	15,670		13,446	13,446
Client operations	19,277	19,277		17,633	17,633
Borrowings	93,467	93,467		87,457	87,457
Other assets/liabilities	2,587	2,587		3,287	3,287
Borrowings	133,591	133,572	[a]	128,577	128,563	[a]
Derivative Liabilities
Investments	16,463	16,463		13,557	13,557
Client operations	19,262	19,262		17,623	17,623
Borrowings	82,487	82,487		78,655	78,655
Other assets/liabilities	739	739		780	780

a.	Includes $19 million ($14 million — June 30, 2010) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of March 31, 2011 and June 30, 2010, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: See Note C

Loans and other exposures: See Note D

Borrowings: See Note E

Derivative instruments: See Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED) 33

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net, for the three and nine months ended March 31, 2011 and March 31, 2010.

In millions of U.S. dollars

	Three months Ended March 31,		Nine months Ended March 31,
	2011	2010	2011	2010
Fair value adjustments, net— gains (losses):
Borrowings—Note E	$996	$(1,230)	$2,686	$(1,488)
Derivatives—Note F
Borrowings derivatives	(612)	683	(1,519)	296
Other assets/liabilities derivatives	(408)	278	(753)	168
Client operations derivatives	2	1	1	1
Loan—Note D	5	7	10	13

Total	$(17)	$(261)	$425	$(1,010)

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2011 (UNAUDITED)

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2011, the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2011 and 2010, and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2011 and 2010. These condensed financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2010, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 5, 2010, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2010 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

May 10, 2011

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

35

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 1 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
MTBOC

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0115AUD04.85	0000010536	AUD	14,900,000.00	14,700,340.00	11-Jan-2011	27-Jan-2011	27-Jan-2015
BOND/SELL AUD/IBRD/GDIF/0820AUD00.50A	0000010551	AUD	6,000,000.00	5,939,100.00	14-Jan-2011	27-Jan-2011	10-Aug-2020
BOND/SELL AUD/IBRD/GDIF/1014AUD05.50	0000010553	AUD	600,000,000.00	598,500,000.00	18-Jan-2011	27-Jan-2011	21-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1020AUD05.75	0000010554	AUD	400,000,000.00	399,000,000.00	18-Jan-2011	27-Jan-2011	01-Oct-2020
BOND/SELL AUD/IBRD/GDIF/0714AUD04.53	0000010524	AUD	30,000,000.00	30,019,500.00	05-Jan-2011	28-Jan-2011	14-Jul-2014
BOND/SELL AUD/IBRD/GDIF/0815AUD05.00	0000010576	AUD	30,000,000.00	29,833,500.00	25-Jan-2011	17-Feb-2011	17-Aug-2015
BOND/SELL AUD/IBRD/GDIF/0814AUD04.56	0000010580	AUD	34,000,000.00	33,811,300.00	25-Jan-2011	22-Feb-2011	14-Aug-2014
BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010610	AUD	50,000,000.00	50,087,500.00	14-Feb-2011	22-Feb-2011	15-Feb-2017
BOND/SELL AUD/IBRD/GDIF/0215AUD05.00A	0000010598	AUD	11,100,000.00	11,255,400.00	08-Feb-2011	24-Feb-2011	24-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0915AUD05.06	0000010621	AUD	30,000,000.00	30,088,500.00	22-Feb-2011	17-Mar-2011	17-Sep-2015
BOND/SELL AUD/IBRD/GDIF/0820AUD00.50A	0000010648	AUD	6,000,000.00	6,021,000.00	10-Mar-2011	18-Mar-2011	10-Aug-2020
BOND/SELL AUD/IBRD/GDIF/0914AUD04.57	0000010622	AUD	28,000,000.00	28,082,600.00	22-Feb-2011	22-Mar-2011	11-Sep-2014
BOND/SELL AUD/IBRD/GDIF/0315AUD04.80	0000010634	AUD	12,700,000.00	12,875,260.00	02-Mar-2011	29-Mar-2011	30-Mar-2015
BOND/SELL AUD/IBRD/GDIF/0315AUD04.47	0000010659	AUD	54,500,000.00	53,548,975.00	17-Mar-2011	30-Mar-2011	30-Mar-2015
BOND/SELL AUD/IBRD/GDIF/0415AUD04.70	0000010674	AUD	30,000,000.00	30,522,000.00	24-Mar-2011	14-Apr-2011	14-Apr-2015
BOND/SELL AUD/IBRD/GDIF/1014AUD04.38	0000010673	AUD	15,000,000.00	15,261,000.00	24-Mar-2011	20-Apr-2011	16-Oct-2014

Total By Currency				1,349,545,975.00

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0113BRL08.25A	0000010542	BRL	100,000,000.00	59,497,248.25	12-Jan-2011	24-Jan-2011	24-Jan-2013
BOND/SELL BRL/IBRD/GDIF/0115BRL07.08	0000010526	BRL	60,000,000.00	36,014,405.76	05-Jan-2011	28-Jan-2011	28-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000010564	BRL	25,000,000.00	14,960,653.48	21-Jan-2011	31-Jan-2011	02-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0213BRL09.25	0000010611	BRL	100,000,000.00	59,923,298.18	14-Feb-2011	22-Feb-2011	22-Feb-2013
BOND/SELL BRL/IBRD/GDIF/0113BRL08.25A	0000010627	BRL	100,000,000.00	60,134,099.04	25-Feb-2011	04-Mar-2011	24-Jan-2013
BOND/SELL BRL/IBRD/GDIF/0213BRL09.25	0000010641	BRL	50,000,000.00	30,241,630.63	08-Mar-2011	15-Mar-2011	22-Feb-2013
BOND/SELL BRL/IBRD/GDIF/0315BRL08.01	0000010618	BRL	100,000,000.00	60,161,232.10	18-Feb-2011	24-Mar-2011	27-Mar-2015

Total By Currency				320,932,567.45

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 2 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Chilean Peso
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010548	CLP	17,500,000,000.00	35,827,617.98	13-Jan-2011	20-Jan-2011	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0113CLP03.25	0000010530	CLP	15,000,000,000.00	30,342,874.48	06-Jan-2011	24-Jan-2011	24-Jan-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010581	CLP	7,500,000,000.00	15,223,789.71	25-Jan-2011	01-Feb-2011	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010587	CLP	5,000,000,000.00	10,258,514.57	27-Jan-2011	04-Feb-2011	21-Feb-2013
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010679	CLP	5,000,000,000.00	10,374,520.18	31-Mar-2011	07-Apr-2011	21-Feb-2013

Total By Currency				102,027,316.91

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/0113CNY00.95	0000010523	CNY	500,000,000.00	75,677,311.94	04-Jan-2011	14-Jan-2011	14-Jan-2013

Total By Currency				75,677,311.94

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0320COP08.00	0000010624	COP	17,500,000,000.00	9,228,497.60	23-Feb-2011	02-Mar-2011	02-Mar-2020

Total By Currency				9,228,497.60

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1213GBP01.25	0000010527	GBP	300,000,000.00	467,835,000.00	05-Jan-2011	12-Jan-2011	10-Dec-2013
BOND/SELL GBP/IBRD/GDIF/0116GBPFRN	0000010538	GBP	300,000,000.00	467,265,000.00	11-Jan-2011	19-Jan-2011	19-Jan-2016
BOND/SELL GBP/IBRD/GDIF/0116GBPFRN	0000010559	GBP	200,000,000.00	319,880,000.00	19-Jan-2011	28-Jan-2011	19-Jan-2016
BOND/SELL GBP/IBRD/GDIF/1213GBP01.25	0000010599	GBP	150,000,000.00	241,822,500.00	08-Feb-2011	16-Feb-2011	10-Dec-2013

Total By Currency				1,496,802,500.00

New Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/1213GHS09.20	0000010532	GHS	29,200,000.00	19,696,458.68	07-Jan-2011	21-Jan-2011	12-Dec-2013

Total By Currency				19,696,458.68

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0114INR05.00	0000010540	INR	1,000,000,000.00	22,160,664.82	12-Jan-2011	20-Jan-2011	10-Jan-2014

Total By Currency				22,160,664.82

Japanese Yen
BOND/SELL JPY/IBRD/MLT/0341JPYSTR01	0000010603	JPY	20,000,000,000.00	242,145,408.32	09-Feb-2011	04-Mar-2011	04-Mar-2041

Total By Currency				242,145,408.32

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 3 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0320MXN07.50	0000010593	MXN	150,000,000.00	12,412,800.08	01-Feb-2011	08-Feb-2011	05-Mar-2020
BOND/SELL MXN/IBRD/GDIF/0320MXN07.50	0000010620	MXN	150,000,000.00	12,482,160.91	21-Feb-2011	02-Mar-2011	05-Mar-2020
BOND/SELL MXN/IBRD/GDIF/0713MXN05.00	0000010636	MXN	125,000,000.00	10,355,225.66	03-Mar-2011	10-Mar-2011	01-Jul-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010649	MXN	150,000,000.00	12,502,708.92	11-Mar-2011	18-Mar-2011	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0313MXN03.81	0000010632	MXN	290,000,000.00	23,968,625.90	01-Mar-2011	29-Mar-2011	27-Mar-2013
BOND/SELL MXN/IBRD/GDIF/0320MXN07.50	0000010678	MXN	250,000,000.00	20,960,669.40	30-Mar-2011	06-Apr-2011	05-Mar-2020

Total By Currency				92,682,190.87

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1212NGN08.20	0000010533	NGN	3,040,000,000.00	19,976,995.20	07-Jan-2011	21-Jan-2011	12-Dec-2012

Total By Currency				19,976,995.20

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0414NOK03.25	0000010676	NOK	1,000,000,000.00	178,097,561.84	29-Mar-2011	14-Apr-2011	14-Apr-2014

Total By Currency				178,097,561.84

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0714NZD03.54	0000010525	NZD	5,000,000.00	3,823,750.00	05-Jan-2011	28-Jan-2011	14-Jul-2014
BOND/SELL NZD/IBRD/GDIF/0814NZD03.54	0000010582	NZD	5,000,000.00	3,821,000.00	25-Jan-2011	22-Feb-2011	14-Aug-2014
BOND/SELL NZD/IBRD/GDIF/0914NZD03.43	0000010623	NZD	6,000,000.00	4,496,400.00	22-Feb-2011	22-Mar-2011	11-Sep-2014

Total By Currency				12,141,150.00

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000010583	PLN	100,000,000.00	35,357,553.26	26-Jan-2011	02-Feb-2011	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000010607	PLN	50,000,000.00	17,204,597.07	11-Feb-2011	18-Feb-2011	31-Jul-2012

Total By Currency				52,562,150.33

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010522	RUB	500,000,000.00	16,354,834.49	04-Jan-2011	11-Jan-2011	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010537	RUB	500,000,000.00	16,314,917.05	11-Jan-2011	19-Jan-2011	24-Nov-2014
BOND/SELL RUB/IBRD/GDIF/0317RUB07.50	0000010544	RUB	350,000,000.00	11,530,605.52	12-Jan-2011	19-Jan-2011	02-Mar-2017

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 4 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010562	RUB	1,350,000,000.00	45,108,259.82	20-Jan-2011	26-Jan-2011	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010560	RUB	400,000,000.00	13,365,410.32	20-Jan-2011	31-Jan-2011	24-Nov-2014
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010591	RUB	500,000,000.00	16,776,271.64	31-Jan-2011	08-Feb-2011	24-Nov-2014
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010606	RUB	250,000,000.00	8,516,436.72	11-Feb-2011	18-Feb-2011	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010601	RUB
			500,000,000.00	17,052,624.40	09-Feb-2011	22-Feb-2011	24-Nov-2014

Total By Currency				145,019,359.97

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010650	SEK	400,000,000.00	62,448,772.49	11-Mar-2011	18-Mar-2011	08-Nov-2013
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010670	SEK	150,000,000.00	23,965,489.69	22-Mar-2011	28-Mar-2011	08-Nov-2013

Total By Currency				86,414,262.19

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0113TRY09.00	0000010567	TRY	50,000,000.00	31,871,494.14	24-Jan-2011	31-Jan-2011	25-Jan-2013

Total By Currency				31,871,494.14

United States Dollar
BOND/SELL USD/IBRD/GDIF/0121USD03.32	0000010534	USD	5,000,000.00	5,000,000.00	07-Jan-2011	18-Jan-2011	19-Jan-2021
BOND/SELL USD/IBRD/GDIF/0116USDFRN	0000010539	USD	10,000,000.00	10,000,000.00	11-Jan-2011	20-Jan-2011	21-Jan-2016
BOND/SELL USD/IBRD/GDIF/0116USD01.98	0000010543	USD	10,000,000.00	10,000,000.00	12-Jan-2011	20-Jan-2011	21-Jan-2016
BOND/SELL USD/IBRD/GDIF/0416USD02.135	0000010529	USD	30,000,000.00	30,000,000.00	06-Jan-2011	25-Jan-2011	25-Apr-2016
BOND/SELL USD/IBRD/GDIF/0121USDSTR	0000010531	USD	30,000,000.00	30,000,000.00	07-Jan-2011	25-Jan-2011	25-Jan-2021
BOND/SELL USD/IBRD/GDIF/0121USD00.50	0000010552	USD	6,000,000.00	6,000,000.00	14-Jan-2011	26-Jan-2011	26-Jan-2021
BOND/SELL USD/IBRD/GDIF/0316USD02.125	0000010558	USD	5,000,000,000.00	5,000,000,000.00	19-Jan-2011	27-Jan-2011	15-Mar-2016
BOND/SELL USD/IBRD/GDIF/0214USDSTR02	0000010588	USD	500,000,000.00	500,000,000.00	27-Jan-2011	10-Feb-2011	10-Feb-2014
BOND/SELL USD/IBRD/GDIF/0216USD02.00	0000010579	USD	30,000,000.00	30,000,000.00	25-Jan-2011	17-Feb-2011	17-Feb-2016
BOND/SELL USD/IBRD/GDIF/0216USD02.34	0000010605	USD	10,000,000.00	10,000,000.00	10-Feb-2011	18-Feb-2011	18-Feb-2016
BOND/SELL USD/IBRD/GDIF/0214USDSTR03	0000010608	USD	160,000,000.00	160,000,000.00	11-Feb-2011	18-Feb-2011	24-Feb-2014
BOND/SELL USD/IBRD/GDIF/0216USD02.30	0000010617	USD	20,000,000.00	20,000,000.00	17-Feb-2011	25-Feb-2011	25-Feb-2016
BOND/SELL USD/IBRD/GDIF/0515USD02.375	0000010637	USD	150,000,000.00	150,000,000.00	04-Mar-2011	11-Mar-2011	26-May-2015
BOND/SELL USD/IBRD/GDIF/0316USD02.20	0000010645	USD	10,000,000.00	10,000,000.00	09-Mar-2011	17-Mar-2011	17-Mar-2016

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 5 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/0121USD00.50	0000010665	USD	6,000,000.00	6,000,000.00	18-Mar-2011	28-Mar-2011	26-Jan-2021

Total By Currency				5,977,000,000.00

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010578	ZAR	100,000,000.00	14,227,786.87	25-Jan-2011	01-Feb-2011	01-Mar-2017
BOND/SELL ZAR/IBRD/GDIF/0213ZAR06.00	0000010577	ZAR	700,000,000.00	99,594,508.07	25-Jan-2011	04-Feb-2011	04-Feb-2013
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010592	ZAR	100,000,000.00	14,019,346.70	01-Feb-2011	08-Feb-2011	01-Mar-2017
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010609	ZAR	100,000,000.00	13,661,482.13	11-Feb-2011	18-Feb-2011	01-Mar-2017
BOND/SELL ZAR/IBRD/GDIF/0314ZAR07.25	0000010647	ZAR	500,000,000.00	72,679,172.33	10-Mar-2011	24-Mar-2011	07-Mar-2014
BOND/SELL ZAR/IBRD/GDIF/0314ZAR06.32	0000010660	ZAR	81,000,000.00	11,483,742.00	17-Mar-2011	30-Mar-2011	28-Mar-2014

Total By Currency				225,666,038.10

Total				10,459,647,903.35

MTBOZ

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0518AUD00.00	0000010563	AUD	2,000,000.00	1,975,500.00	21-Jan-2011	02-Feb-2011	02-May-2018

Total By Currency				1,975,500.00

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0341EURSTR	0000010600	EUR	142,000,000.00	193,631,200.00	09-Feb-2011	04-Mar-2011	04-Mar-2041

Total By Currency				193,631,200.00

United States Dollar
BOND/SELL USD/IBRD/GDIF/0141USDSTR	0000010528	USD	144,088,943.25	144,088,943.25	06-Jan-2011	20-Jan-2011	20-Jan-2041
BOND/SELL USD/IBRD/GDIF/0141USDSTR01	0000010545	USD	45,758,543.73	45,758,543.73	13-Jan-2011	27-Jan-2011	27-Jan-2041
BOND/SELL USD/IBRD/GDIF/0241USDSTR	0000010604	USD	156,029,348.95	156,029,348.95	09-Feb-2011	23-Feb-2011	23-Feb-2041
BOND/SELL USD/IBRD/GDIF/0326USDSTR	0000010638	USD	49,789,783.04	49,789,783.04	04-Mar-2011	18-Mar-2011	18-Mar-2026
BOND/SELL USD/IBRD/GDIF/0326USDSTR01	0000010652	USD	49,789,783.04	49,789,783.04	15-Mar-2011	29-Mar-2011	29-Mar-2026
BOND/SELL USD/IBRD/GDIF/0316USDSTR01	0000010653	USD	50,000,000.00	50,000,000.00	15-Mar-2011	29-Mar-2011	30-Mar-2016
BOND/SELL USD/IBRD/GDIF/0426USDSTR	0000010675	USD	104,558,544.39	104,558,544.39	28-Mar-2011	11-Apr-2011	11-Apr-2026
BOND/SELL USD/IBRD/GDIF/0441USDSTR	0000010677	USD	95,513,815.45	95,513,815.45	29-Mar-2011	12-Apr-2011	12-Apr-2041

Total By Currency				695,528,761.85

Total				891,135,461.85

Grand Total				11,350,783,365.20

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 6 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
MTBOC

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0311AUD05.46	0000007794	AUD	(21,000,000.00)	(21,584,850.00)	28-Feb-2007	28-Mar-2007	28-Mar-2011
BOND/SELL AUD/IBRD/GDIF/0211AUD06.27	0000008201	AUD	(10,500,000.00)	(10,538,325.00)	14-Aug-2007	23-Aug-2007	23-Feb-2011
BOND/SELL AUD/IBRD/GDIF/0111AUD06.36	0000008421	AUD	(11,000,000.00)	(10,945,000.00)	16-Nov-2007	13-Dec-2007	20-Jan-2011
BOND/SELL AUD/IBRD/GDIF/0111AUD06.51	0000008623	AUD	(30,000,000.00)	(29,719,500.00)	08-Jan-2008	24-Jan-2008	24-Jan-2011
BOND/SELL AUD/IBRD/GDIF/0211AUD06.44	0000008691	AUD	(1,617,000.00)	(1,621,770.15)	01-Feb-2008	21-Feb-2008	22-Feb-2011
BOND/SELL AUD/IBRD/GDIF/0211AUD06.58	0000008704	AUD	(20,000,000.00)	(20,059,000.00)	06-Feb-2008	21-Feb-2008	22-Feb-2011
BOND/SELL AUD/IBRD/GDIF/0211AUD06.98	0000008717	AUD	(16,000,000.00)	(16,058,400.00)	12-Feb-2008	21-Feb-2008	23-Feb-2011
BOND/SELL AUD/IBRD/GDIF/0211AUD06.42	0000008705	AUD	(14,700,000.00)	(14,893,305.00)	06-Feb-2008	25-Feb-2008	25-Feb-2011
BOND/SELL AUD/IBRD/GDIF/0311AUD06.83	0000008748	AUD	(7,000,000.00)	(7,052,500.00)	26-Feb-2008	13-Mar-2008	14-Mar-2011
BOND/SELL AUD/IBRD/GDIF/0311AUD06.70	0000008787	AUD	(23,000,000.00)	(22,791,850.00)	07-Mar-2008	18-Mar-2008	18-Mar-2011
BOND/SELL AUD/IBRD/GDIF/0311AUD06.55	0000008788	AUD	(20,300,000.00)	(20,865,355.00)	07-Mar-2008	27-Mar-2008	28-Mar-2011
BOND/SELL AUD/IBRD/GDIF/0111AUD06.54	0000009076	AUD	(20,000,000.00)	(19,847,000.00)	10-Jul-2008	30-Jul-2008	27-Jan-2011
BOND/SELL AUD/IBRD/GDIF/0311AUD06.42	0000009104	AUD	(20,000,000.00)	(20,231,000.00)	24-Jul-2008	21-Aug-2008	22-Mar-2011
BOND/SELL AUD/IBRD/GDIF/0311AUD05.57	0000009191	AUD	(13,000,000.00)	(12,998,050.00)	29-Aug-2008	11-Sep-2008	11-Mar-2011

Total By Currency				(229,205,905.15)

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0311EURSTR	0000007375	EUR	(8,000,000.00)	(11,356,400.00)	19-Jan-2006	23-Mar-2006	23-Mar-2011

Total By Currency				(11,356,400.00)

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0111HKD06.25	0000004874	HKD	(200,000,000.00)	(25,649,082.08)	04-Jan-2001	31-Jan-2001	31-Jan-2011

Total By Currency				(25,649,082.08)

Japanese Yen
BOND/SELL JPY/IBRD/MLT/0211JPY06.30	0000000342	JPY	(15,000,000,000.00)	(183,194,919.39)	28-Feb-1990	28-Feb-1990	28-Feb-2011

Total By Currency				(183,194,919.39)

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 7 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0311MXN07.56	0000007428	MXN	(2,000,000,000.00)	(167,265,337.19)	03-Mar-2006	10-Mar-2006	10-Mar-2011
BOND/SELL MXN/IBRD/GDIF/0211MXN05.50	0000009736	MXN	(340,000,000.00)	(28,292,898.07)	03-Aug-2009	14-Aug-2009	21-Feb-2011
BOND/SELL MXN/IBRD/GDIF/0211MXN05.50	0000009834	MXN	(350,000,000.00)	(29,125,042.13)	30-Sep-2009	08-Oct-2009	21-Feb-2011

Total By Currency				(224,683,277.38)

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0111NGN08.50	0000009755	NGN	(1,500,000,000.00)	(9,850,275.00)	12-Aug-2009	20-Aug-2009	18-Jan-2011
BOND/SELL NGN/IBRD/GDIF/0111NGN08.50	0000009774	NGN	(3,000,000,000.00)	(19,700,550.00)	21-Aug-2009	02-Sep-2009	18-Jan-2011

Total By Currency				(29,550,825.00)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0211NZD07.02	0000008694	NZD	(5,000,000.00)	(3,750,750.00)	01-Feb-2008	25-Feb-2008	25-Feb-2011
BOND/SELL NZD/IBRD/GDIF/0211NZD07.02A	0000008730	NZD	(5,000,000.00)	(3,750,750.00)	20-Feb-2008	12-Mar-2008	25-Feb-2011
BOND/SELL NZD/IBRD/GDIF/0211NZD07.02B	0000008793	NZD	(30,000,000.00)	(22,504,500.00)	10-Mar-2008	27-Mar-2008	25-Feb-2011
BOND/SELL NZD/IBRD/GDIF/0211NZD06.60	0000009057	NZD	(38,000,000.00)	(28,477,200.00)	03-Jul-2008	30-Jul-2008	22-Feb-2011
BOND/SELL NZD/IBRD/GDIF/0211NZD06.25	0000009159	NZD	(18,500,000.00)	(13,809,325.00)	14-Aug-2008	27-Aug-2008	24-Feb-2011
BOND/SELL NZD/IBRD/GDIF/0311NZD05.88	0000009193	NZD	(26,000,000.00)	(19,240,000.00)	29-Aug-2008	25-Sep-2008	23-Mar-2011

Total By Currency				(91,532,525.00)

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0211PLN10.62	0000004909	PLN	(266,741,000.00)	(93,884,870.56)	24-Jan-2001	08-Feb-2001	08-Feb-2011

Total By Currency				(93,884,870.56)

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0211TRY14.00	0000008656	TRY	(100,000,000.00)	(62,972,292.19)	16-Jan-2008	01-Feb-2008	01-Feb-2011

Total By Currency				(62,972,292.19)

United States Dollar
BOND/SELL USD/IBRD/COLTS/0311USD08.201	0000000445	USD	(75,000.00)	(75,000.00)	03-Feb-1987	03-Feb-1987	15-Mar-2011
BOND/SELL USD/IBRD/COLTS/0311USD08.202	0000000454	USD	(1,050,000.00)	(1,050,000.00)	19-Mar-1987	19-Mar-1987	15-Mar-2011
BOND/SELL USD/IBRD/COLTS/0311USD08.60	0000000808	USD	(1,100,000.00)	(1,100,000.00)	22-Feb-1991	22-Feb-1991	15-Mar-2011
BOND/SELL USD/IBRD/GDIF/0111USD03.06	0000008459	USD	(23,000,000.00)	(23,000,000.00)	30-Nov-2007	20-Dec-2007	20-Jan-2011
BOND/SELL USD/IBRD/GDIF/0311USD02.10	0000008660	USD	(10,000,000.00)	(10,000,000.00)	18-Jan-2008	14-Feb-2008	22-Mar-2011

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 8 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/0211USD02.82	0000009056	USD	(20,000,000.00)	(20,000,000.00)	03-Jul-2008	30-Jul-2008	22-Feb-2011
BOND/SELL USD/IBRD/GDIF/0311USDFRN01	0000009382	USD	(500,000,000.00)	(500,000,000.00)	17-Dec-2008	23-Dec-2008	23-Mar-2011
BOND/SELL USD/IBRD/GDIF/0311USDFRN02	0000009516	USD	(3,000,000,000.00)	(3,000,000,000.00)	05-Mar-2009	12-Mar-2009	04-Mar-2011

Total By Currency				(3,555,225,000.00)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0111ZAR12.00	0000004827	ZAR	(150,000,000.00)	(22,504,613.45)	29-Nov-2000	04-Jan-2001	04-Jan-2011
BOND/SELL ZAR/IBRD/GDIF/0111ZAR11.25	0000004875	ZAR	(150,000,000.00)	(20,881,767.43)	05-Jan-2001	29-Jan-2001	31-Jan-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR10.375	0000005020	ZAR	(110,000,000.00)	(15,997,905.73)	28-Feb-2001	29-Mar-2001	29-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50	0000005029	ZAR	(100,000,000.00)	(14,618,814.41)	09-Mar-2001	30-Mar-2001	30-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50	0000005066	ZAR	(100,000,000.00)	(14,618,814.41)	11-Apr-2001	23-Apr-2001	30-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50	0000005186	ZAR	(50,000,000.00)	(7,309,407.21)	29-Jun-2001	16-Jul-2001	30-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/311ZAR10.50	0000005215	ZAR	(50,000,000.00)	(7,309,407.21)	19-Jul-2001	27-Jul-2001	30-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR06.84	0000006964	ZAR	(105,000,000.00)	(15,262,626.19)	03-Feb-2005	01-Mar-2005	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR06.84A	0000006976	ZAR	(165,000,000.00)	(23,984,126.87)	14-Feb-2005	10-Mar-2005	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR06.78	0000007011	ZAR	(150,000,000.00)	(21,803,751.70)	08-Mar-2005	30-Mar-2005	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0111ZAR06.65	0000007359	ZAR	(200,000,000.00)	(29,236,346.63)	04-Jan-2006	12-Jan-2006	12-Jan-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.06	0000008080	ZAR	(110,000,000.00)	(15,114,042.32)	28-Jun-2007	25-Jul-2007	10-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.00	0000008112	ZAR	(110,000,000.00)	(15,114,042.32)	09-Jul-2007	02-Aug-2007	10-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.00A	0000008136	ZAR	(95,000,000.00)	(13,053,036.55)	20-Jul-2007	15-Aug-2007	10-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.36	0000008654	ZAR	(50,000,000.00)	(6,870,019.24)	16-Jan-2008	07-Feb-2008	10-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.24	0000008673	ZAR	(60,000,000.00)	(8,244,023.08)	24-Jan-2008	19-Feb-2008	10-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.24A	0000008695	ZAR	(70,000,000.00)	(9,618,026.93)	01-Feb-2008	25-Feb-2008	10-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.24	0000008719	ZAR	(70,000,000.00)	(10,175,084.13)	13-Feb-2008	06-Mar-2008	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.48	0000008781	ZAR	(50,000,000.00)	(7,267,917.23)	06-Mar-2008	31-Mar-2008	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.48A	0000008825	ZAR	(60,000,000.00)	(8,721,500.68)	25-Mar-2008	17-Apr-2008	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.48B	0000008845	ZAR	(60,000,000.00)	(8,721,500.68)	01-Apr-2008	17-Apr-2008	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.84	0000009129	ZAR	(50,000,000.00)	(6,870,019.24)	01-Aug-2008	27-Aug-2008	10-Feb-2011

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 9 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.36	0000009169	ZAR	(50,000,000.00)	(7,267,917.23)	21-Aug-2008	16-Sep-2008	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.36A	0000009201	ZAR	(50,000,000.00)	(7,267,917.23)	02-Sep-2008	25-Sep-2008	10-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.27	0000009249	ZAR	(330,000,000.00)	(46,934,334.60)	19-Sep-2008	29-Sep-2008	16-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR06.30	0000009396	ZAR	(189,500,000.00)	(26,777,828.81)	06-Jan-2009	29-Jan-2009	24-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0111ZAR06.72	0000009402	ZAR	(1,033,000,000.00)	(146,973,038.34)	07-Jan-2009	29-Jan-2009	25-Jan-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR06.54	0000009448	ZAR	(90,260,000.00)	(12,572,694.16)	29-Jan-2009	17-Feb-2009	18-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0111ZAR06.00	0000009428	ZAR	(119,000,000.00)	(16,737,931.81)	26-Jan-2009	19-Feb-2009	21-Jan-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR06.30A	0000009465	ZAR	(8,800,000.00)	(1,243,508.67)	06-Feb-2009	26-Feb-2009	24-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR06.30	0000009492	ZAR	(20,000,000.00)	(2,844,505.13)	19-Feb-2009	13-Mar-2009	16-Mar-2011

Total By Currency				(571,916,469.61)

Total				(5,079,171,566.37)

MTBOZ
United States Dollar
BOND/SELL USD/IBRD/MLT/0211USD00.00	0000000499	USD	(18,000,000.00)	(18,000,000.00)	06-Mar-1985	06-Mar-1985	15-Feb-2011
BOND/SELL USD/IBRD/MLT/0211USD00.001	0000001063	USD	(19,990,000.00)	(19,990,000.00)	09-Dec-1985	07-Jan-1986	15-Feb-2011
BOND/SELL USD/IBRD/MLT/0211USD00.001	0000009770	USD	(10,000.00)	(10,000.00)	20-Aug-2009	20-Aug-2009	15-Feb-2011

Total By Currency				(38,000,000.00)

Total				(38,000,000.00)

Grand Total				5,117,171,566.37

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 10 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
MTBOC
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0813BRL08.15	0000010549	BRL	(30,000,000.00)	(17,952,247.02)	13-Jan-2011	25-Jan-2011	28-Aug-2013
BOND/BUY BRL/IBRD/GDIF/1113BRL09.00	0000010550	BRL	(70,000,000.00)	(41,888,576.39)	13-Jan-2011	25-Jan-2011	27-Nov-2013
BOND/BUY BRL/IBRD/GDIF/0314BRL08.04	0000010586	BRL	(25,000,000.00)	(14,997,000.60)	26-Jan-2011	03-Feb-2011	28-Mar-2014
BOND/BUY BRL/IBRD/GDIF/0814BRL08.28	0000010664	BRL	(70,100,000.00)	(42,199,680.94)	17-Mar-2011	28-Mar-2011	28-Aug-2014

Total By Currency				(117,037,504.95)

Columbian Peso
BOND/BUY COP/IBRD/GDIF/0912COP07.00	0000010590	COP	(85,410,000,000.00)	(45,263,520.50)	27-Jan-2011	07-Feb-2011	10-Sep-2012
BOND/BUY COP/IBRD/GDIF/0213COP05.75	0000010667	COP	(60,730,000,000.00)	(32,458,578.30)	18-Mar-2011	28-Mar-2011	14-Feb-2013

Total By Currency				(77,722,098.80)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0134JPYSTR03	0000010476	JPY	(1,000,000,000.00)	(12,030,075.19)	29-Nov-2010	06-Jan-2011	06-Jan-2034
BOND/BUY JPY/IBRD/GDIF/0134JPYSTR01	0000010486	JPY	(1,000,000,000.00)	(12,030,075.19)	06-Dec-2010	06-Jan-2011	06-Jan-2034
BOND/BUY JPY/IBRD/GDIF/0134JPYSTR	0000010477	JPY	(1,000,000,000.00)	(11,967,448.54)	29-Nov-2010	07-Jan-2011	05-Jan-2034
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR04	0000010519	JPY	(1,000,000,000.00)	(11,967,448.54)	17-Dec-2010	07-Jan-2011	07-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR07	0000010488	JPY	(200,000,000.00)	(2,409,493.40)	06-Dec-2010	11-Jan-2011	10-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR18	0000010505	JPY	(500,000,000.00)	(6,055,834.80)	13-Dec-2010	18-Jan-2011	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0722JPYSTR07	0000010518	JPY	(400,000,000.00)	(4,856,136.94)	17-Dec-2010	25-Jan-2011	25-Jul-2022
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR42	0000010555	JPY	(100,000,000.00)	(1,198,753.30)	19-Jan-2011	14-Feb-2011	12-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0235JPYSTR05	0000010556	JPY	(1,000,000,000.00)	(11,959,576.63)	19-Jan-2011	15-Feb-2011	15-Feb-2035
BOND/BUY JPY/IBRD/GDIF/0235JPYSTR04	0000010561	JPY	(500,000,000.00)	(6,024,459.30)	20-Jan-2011	22-Feb-2011	22-Feb-2035
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR33	0000010597	JPY	(100,000,000.00)	(1,204,891.86)	04-Feb-2011	22-Feb-2011	19-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR60	0000010615	JPY	(3,000,000,000.00)	(36,668,092.65)	16-Feb-2011	24-Feb-2011	08-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0532JPYSTR06	0000010616	JPY	(1,000,000,000.00)	(12,222,697.55)	16-Feb-2011	24-Feb-2011	21-May-2032
BOND/BUY JPY/IBRD/GDIF/0532JPYSTR12	0000010619	JPY	(500,000,000.00)	(6,089,021.49)	18-Feb-2011	01-Mar-2011	28-May-2032
BOND/BUY JPY/IBRD/GDIF/0323JPYSTR06	0000010602	JPY	(100,000,000.00)	(1,222,942.40)	09-Feb-2011	03-Mar-2011	03-Mar-2023
BOND/BUY JPY/IBRD/GDIF/0323JPYSTR05	0000010596	JPY	(100,000,000.00)	(1,210,214.21)	03-Feb-2011	04-Mar-2011	03-Mar-2023

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 11 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR18	0000010614	JPY	(1,000,000,000.00)	(12,723,455.69)	16-Feb-2011	17-Mar-2011	17-Mar-2034
BOND/BUY JPY/IBRD/MLT/0323JPYSTR	0000010557	JPY	(3,000,000,000.00)	(37,073,652.99)	19-Jan-2011	24-Mar-2011	24-Mar-2023
BOND/BUY JPY/IBRD/GDIF/0935JPYSTR07	0000010626	JPY	(500,000,000.00)	(6,151,953.25)	25-Feb-2011	25-Mar-2011	25-Sep-2035
BOND/BUY JPY/IBRD/GDIF/0323JPYSTR07	0000010628	JPY	(100,000,000.00)	(1,223,915.31)	25-Feb-2011	28-Mar-2011	26-Mar-2023
BOND/BUY JPY/IBRD/GDIF/0323JPYSTR09	0000010629	JPY	(100,000,000.00)	(1,223,915.31)	25-Feb-2011	28-Mar-2011	24-Mar-2023
BOND/BUY JPY/IBRD/GDIF/0336JPYSTR03	0000010651	JPY	(200,000,000.00)	(2,447,830.61)	14-Mar-2011	28-Mar-2011	27-Mar-2036
BOND/BUY JPY/IBRD/GDIF/0335JPYSTR05	0000010642	JPY	(500,000,000.00)	(6,098,676.59)	08-Mar-2011	29-Mar-2011	29-Mar-2035

Total By Currency				(206,060,561.73)

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/0611MXN08.25	0000010655	MXN	(200,000,000.00)	(16,754,347.75)	16-Mar-2011	25-Mar-2011	24-Jun-2011
BOND/BUY MXN/IBRD/GDIF/0611MXN08.25	0000010656	MXN	(469,538,000.00)	(39,334,014.68)	16-Mar-2011	25-Mar-2011	24-Jun-2011

Total By Currency				(56,088,362.43)

Romanian Lei
BOND/BUY RON/IBRD/GDIF/0811RON07.75	0000010565	RON	(100,000,000.00)	(32,220,127.91)	21-Jan-2011	28-Jan-2011	26-Aug-2011
BOND/BUY RON/IBRD/GDIF/0811RON07.75	0000010568	RON	(100,000,000.00)	(32,220,127.91)	21-Jan-2011	28-Jan-2011	26-Aug-2011
BOND/BUY RON/IBRD/GDIF/0811RON07.75	0000010569	RON	(75,000,000.00)	(24,165,095.94)	21-Jan-2011	28-Jan-2011	26-Aug-2011
BOND/BUY RON/IBRD/GDIF/0811RON07.75	0000010570	RON	(50,000,000.00)	(16,110,063.96)	21-Jan-2011	28-Jan-2011	26-Aug-2011
BOND/BUY RON/IBRD/GDIF/0811RON07.75	0000010571	RON	(50,000,000.00)	(16,110,063.96)	21-Jan-2011	28-Jan-2011	26-Aug-2011
BOND/BUY RON/IBRD/GDIF/0811RON07.75	0000010572	RON	(10,650,000.00)	(3,431,443.62)	21-Jan-2011	28-Jan-2011	26-Aug-2011
BOND/BUY RON/IBRD/GDIF/0712RON05.25	0000010573	RON	(100,000,000.00)	(32,319,575.97)	24-Jan-2011	01-Feb-2011	16-Jul-2012
BOND/BUY RON/IBRD/GDIF/0712RON05.25	0000010574	RON	(80,000,000.00)	(25,855,660.77)	24-Jan-2011	01-Feb-2011	16-Jul-2012
BOND/BUY RON/IBRD/GDIF/0712RON05.25	0000010575	RON	(100,000,000.00)	(32,319,575.97)	24-Jan-2011	01-Feb-2011	16-Jul-2012

Total By Currency				(214,751,736.01)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0125USDSTR	0000010508	USD	(15,000,000.00)	(15,000,000.00)	15-Dec-2010	14-Jan-2011	14-Jan-2025
BOND/BUY USD/IBRD/GDIF/1113USDSTR01	0000010589	USD	(500,000,000.00)	(500,000,000.00)	27-Jan-2011	10-Feb-2011	29-Nov-2013

Total By Currency				(515,000,000.00)

South African Rand

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 12 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY ZAR/IBRD/GDIF/1111ZAR11.00	0000010657	ZAR	(169,780,000.00)	(24,685,578.03)	16-Mar-2011	25-Mar-2011	10-Nov-2011
BOND/BUY ZAR/IBRD/GDIF/1011ZAR06.42	0000010658	ZAR	(240,570,000.00)	(34,978,263.08)	16-Mar-2011	25-Mar-2011	24-Oct-2011
BOND/BUY ZAR/IBRD/GDIF/0415ZAR00.50	0000010663	ZAR	(125,000,000.00)	(18,174,680.49)	17-Mar-2011	25-Mar-2011	20-Apr-2015
BOND/BUY ZAR/IBRD/GDIF/0215ZAR07.00	0000010668	ZAR	(39,880,000.00)	(5,787,258.74)	18-Mar-2011	28-Mar-2011	17-Feb-2015
BOND/BUY ZAR/IBRD/GDIF/0512ZAR06.84	0000010669	ZAR	(200,000,000.00)	(29,023,363.81)	18-Mar-2011	28-Mar-2011	22-May-2012

Total By Currency				(112,649,144.15)

Total				(1,299,309,408.06)

MTBOZ
Euro Currency
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000010521	EUR	(12,237,446.22)	(16,373,091.17)	22-Dec-2010	04-Jan-2011	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000010546	EUR	(10,329,137.98)	(13,938,655.25)	13-Jan-2011	20-Jan-2011	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000010584	EUR	(29,432,878.68)	(40,495,226.13)	25-Jan-2011	01-Feb-2011	07-Nov-2016

Total By Currency				(70,806,972.55)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0240USDSTR	0000010594	USD	(55,202,238.57)	(55,202,238.57)	03-Feb-2011	23-Feb-2011	23-Feb-2040
BOND/BUY USD/IBRD/GDIF/0240USDSTR01	0000010595	USD	(110,092,026.58)	(110,092,026.58)	03-Feb-2011	23-Feb-2011	23-Feb-2040
BOND/BUY USD/IBRD/GDIF/0239USDSTR	0000010585	USD	(300,000,000.00)	(300,000,000.00)	26-Jan-2011	24-Feb-2011	24-Feb-2039
BOND/BUY USD/IBRD/GDIF/0339USDSTR04	0000010625	USD	(300,000,000.00)	(300,000,000.00)	25-Feb-2011	17-Mar-2011	17-Mar-2039
BOND/BUY USD/IBRD/GDIF/0339USDSTR05	0000010631	USD	(177,248,582.93)	(177,248,582.93)	28-Feb-2011	21-Mar-2011	19-Mar-2039
BOND/BUY USD/IBRD/GDIF/0339USDSTR06	0000010633	USD	(262,139,640.41)	(262,139,640.41)	02-Mar-2011	23-Mar-2011	23-Mar-2039
BOND/BUY USD/IBRD/GDIF/0339USDSTR07	0000010635	USD	(179,771,652.17)	(179,771,652.17)	03-Mar-2011	24-Mar-2011	24-Mar-2039
BOND/BUY USD/IBRD/GDIF/0322USDSTR01	0000010630	USD	(75,000,000.00)	(75,000,000.00)	25-Feb-2011	28-Mar-2011	28-Mar-2022
BOND/BUY USD/IBRD/GDIF/0339USDSTR09	0000010644	USD	(112,615,757.95)	(112,615,757.95)	08-Mar-2011	28-Mar-2011	26-Mar-2039

Total By Currency				(1,572,069,898.61)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0226ZAR00.00	0000010535	ZAR	(285,000,000.00)	(40,344,842.23)	10-Jan-2011	20-Jan-2011	17-Feb-2026
BOND/BUY ZAR/IBRD/GDIF/1225ZAR00.00	0000010566	ZAR	(151,260,000.00)	(21,205,663.82)	21-Jan-2011	01-Feb-2011	31-Dec-2025

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

January 01, 2011 through March 31, 2011

Page 13 / 13

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY ZAR/IBRD/GMTN/0422ZAR00.002	0000010612	ZAR	(1,188,000,000.00)	(167,873,670.82)	15-Feb-2011	24-Feb-2011	01-Apr-2022
BOND/BUY ZAR/IBRD/GMTN/0727ZAR00.00	0000010613	ZAR	(227,000,000.00)	(32,076,871.45)	15-Feb-2011	24-Feb-2011	14-Jul-2027
BOND/BUY ZAR/IBRD/GMTN/1217ZAR00.00	0000010639	ZAR	(138,875,000.00)	(19,916,676.23)	04-Mar-2011	15-Mar-2011	29-Dec-2017

Total By Currency				(281,417,724.54)

Total				(1,924,294,595.70)

Grand Total				3,223,604,003.77

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

January 01, 2011 through March 31, 2011

Page 1 / 7

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
DIN
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS015APR11	0010157515	USD	96,540,000.00	96,540,000.00	03-Jan-2011	03-Jan-2011	15-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUN11	0010158102	USD	150,000,000.00	150,000,000.00	11-Jan-2011	11-Jan-2011	15-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010158121	USD	50,000,000.00	50,000,000.00	11-Jan-2011	11-Jan-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS025MAR11	0010158982	USD	150,000,000.00	150,000,000.00	12-Jan-2011	12-Jan-2011	25-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS025MAR11	0010158983	USD	100,000,000.00	100,000,000.00	12-Jan-2011	12-Jan-2011	25-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS005MAY11	0010159743	USD	50,000.00	50,000.00	13-Jan-2011	13-Jan-2011	05-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS028JUN11	0010159764	USD	200,000,000.00	200,000,000.00	13-Jan-2011	13-Jan-2011	28-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS020JUN11	0010158973	USD	150,000,000.00	150,000,000.00	12-Jan-2011	14-Jan-2011	20-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010158974	USD	150,000,000.00	150,000,000.00	12-Jan-2011	14-Jan-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS021JUL11	0010160107	USD	40,000,000.00	40,000,000.00	14-Jan-2011	14-Jan-2011	21-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS020JUN11	0010159732	USD	150,000,000.00	150,000,000.00	13-Jan-2011	18-Jan-2011	20-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010159733	USD	150,000,000.00	150,000,000.00	13-Jan-2011	18-Jan-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUN11	0010160375	USD	150,000,000.00	150,000,000.00	18-Jan-2011	20-Jan-2011	22-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUL11	0010160376	USD	150,000,000.00	150,000,000.00	18-Jan-2011	20-Jan-2011	22-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010162311	USD	47,000,000.00	47,000,000.00	03-Feb-2011	03-Feb-2011	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS010AUG11	0010162548	USD	1,600,000.00	1,600,000.00	07-Feb-2011	07-Feb-2011	10-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019MAY11	0010165133	USD	10,000,000.00	10,000,000.00	16-Feb-2011	16-Feb-2011	19-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS019SEP11	0010169374	USD	1,600,000.00	1,600,000.00	18-Mar-2011	18-Mar-2011	19-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS021APR11	0010169523	USD	24,000,000.00	24,000,000.00	21-Mar-2011	21-Mar-2011	21-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS025MAY11	0010169648	USD	40,900,000.00	40,900,000.00	23-Mar-2011	23-Mar-2011	25-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010169649	USD	50,000,000.00	50,000,000.00	23-Mar-2011	23-Mar-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUN11	0010169660	USD	100,000,000.00	100,000,000.00	23-Mar-2011	23-Mar-2011	22-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010169661	USD	4,642,000.00	4,642,000.00	23-Mar-2011	23-Mar-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUN11	0010169650	USD	100,000,000.00	100,000,000.00	23-Mar-2011	24-Mar-2011	22-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS030MAR11	0010170085	USD	53,000,000.00	53,000,000.00	29-Mar-2011	29-Mar-2011	30-Mar-2011

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

January 01, 2011 through March 31, 2011

Page 2 / 7

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS027APR11	0010170086	USD	200,000,000.00	200,000,000.00	29-Mar-2011	30-Mar-2011	27-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010170089	USD	150,000,000.00	150,000,000.00	30-Mar-2011	30-Mar-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS030JUN11	0010170111	USD	150,000,000.00	150,000,000.00	29-Mar-2011	30-Mar-2011	30-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS026MAY11A	0010170120	USD	100,000,000.00	100,000,000.00	30-Mar-2011	30-Mar-2011	26-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS019APR11	0010170110	USD	150,000,000.00	150,000,000.00	30-Mar-2011	31-Mar-2011	19-Apr-2011

Total By Currency				2,869,332,000.00

Total				2,869,332,000.00

STBOC
Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0112NGN09.75	0000010547	NGN	6,100,000,000.00	39,700,630.00	13-Jan-2011	31-Jan-2011	31-Jan-2012

Total By Currency				39,700,630.00

Total				39,700,630.00

Grand Total				2,909,032,630.00

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

January 01, 2011 through March 31, 2011

Page 3 / 7

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
DIN
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS010JAN11	0010132233	USD	(75,000,000.00)	(75,000,000.00)	07-Jul-2010	09-Jul-2010	10-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS010JAN11	0010132612	USD	(100,000,000.00)	(100,000,000.00)	09-Jul-2010	12-Jul-2010	10-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS014JAN11	0010132702	USD	(100,000,000.00)	(100,000,000.00)	12-Jul-2010	12-Jul-2010	14-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS11JAN11C	0010133650	USD	(120,000,000.00)	(120,000,000.00)	13-Jul-2010	15-Jul-2010	11-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JAN11	0010133871	USD	(250,000,000.00)	(250,000,000.00)	15-Jul-2010	15-Jul-2010	19-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS024JAN11	0010133847	USD	(100,000,000.00)	(100,000,000.00)	14-Jul-2010	16-Jul-2010	24-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS031JAN11	0010135689	USD	(100,000,000.00)	(100,000,000.00)	03-Aug-2010	04-Aug-2010	31-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS015FEB11	0010135793	USD	(155,000,000.00)	(155,000,000.00)	04-Aug-2010	05-Aug-2010	15-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS010FEB11	0010136346	USD	(25,000,000.00)	(25,000,000.00)	10-Aug-2010	11-Aug-2010	10-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JAN11	0010137768	USD	(6,000,000.00)	(6,000,000.00)	17-Aug-2010	18-Aug-2010	05-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS031JAN11	0010138625	USD	(7,500,000.00)	(7,500,000.00)	24-Aug-2010	24-Aug-2010	31-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS008MAR11	0010139526	USD	(15,000,000.00)	(15,000,000.00)	07-Sep-2010	08-Sep-2010	08-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014JAN11	0010139665	USD	(25,000,000.00)	(25,000,000.00)	09-Sep-2010	10-Sep-2010	14-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS024JAN11	0010139816	USD	(100,000,000.00)	(100,000,000.00)	10-Sep-2010	10-Sep-2010	24-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS016MAR11	0010140121	USD	(80,000,000.00)	(80,000,000.00)	13-Sep-2010	13-Sep-2010	16-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010140558	USD	(106,200,000.00)	(106,200,000.00)	14-Sep-2010	14-Sep-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS031JAN11	0010140577	USD	(100,000,000.00)	(100,000,000.00)	14-Sep-2010	14-Sep-2010	31-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JAN11	0010140790	USD	(51,900,000.00)	(51,900,000.00)	15-Sep-2010	15-Sep-2010	07-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JAN11	0010140806	USD	(89,500,000.00)	(89,500,000.00)	15-Sep-2010	15-Sep-2010	07-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS010JAN11	0010141359	USD	(100,000,000.00)	(100,000,000.00)	17-Sep-2010	17-Sep-2010	10-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS018JAN11	0010142759	USD	(10,000,000.00)	(10,000,000.00)	29-Sep-2010	30-Sep-2010	18-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS024JAN11	0010143145	USD	(50,000,000.00)	(50,000,000.00)	01-Oct-2010	01-Oct-2010	24-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS003JAN11	0010143200	USD	(100,000,000.00)	(100,000,000.00)	04-Oct-2010	05-Oct-2010	03-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS024JAN11	0010143264	USD	(25,000,000.00)	(25,000,000.00)	05-Oct-2010	05-Oct-2010	24-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS024JAN11	0010143260	USD	(10,000,000.00)	(10,000,000.00)	05-Oct-2010	06-Oct-2010	24-Jan-2011

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

January 01, 2011 through March 31, 2011

Page 4 / 7

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS031JAN11	0010143374	USD	(50,000,000.00)	(50,000,000.00)	06-Oct-2010	06-Oct-2010	31-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS010JAN11	0010143443	USD	(5,000,000.00)	(5,000,000.00)	07-Oct-2010	07-Oct-2010	10-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS010JAN11	0010143261	USD	(300,000,000.00)	(300,000,000.00)	05-Oct-2010	08-Oct-2010	10-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS031JAN11	0010143318	USD	(100,000,000.00)	(100,000,000.00)	06-Oct-2010	08-Oct-2010	31-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010145824	USD	(50,000,000.00)	(50,000,000.00)	15-Oct-2010	15-Oct-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010146671	USD	(10,000,000.00)	(10,000,000.00)	20-Oct-2010	21-Oct-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS015FEB11	0010146718	USD	(105,000,000.00)	(105,000,000.00)	21-Oct-2010	21-Oct-2010	15-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS022MAR11	0010146669	USD	(100,000,000.00)	(100,000,000.00)	20-Oct-2010	22-Oct-2010	22-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010146945	USD	(100,000,000.00)	(100,000,000.00)	25-Oct-2010	25-Oct-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS014FEB11	0010146966	USD	(95,000,000.00)	(95,000,000.00)	25-Oct-2010	25-Oct-2010	14-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS016FEB11	0010146954	USD	(100,000,000.00)	(100,000,000.00)	25-Oct-2010	27-Oct-2010	16-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS023FEB11	0010147090	USD	(81,000,000.00)	(81,000,000.00)	27-Oct-2010	27-Oct-2010	23-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS023FEB11	0010147094	USD	(100,000,000.00)	(100,000,000.00)	27-Oct-2010	27-Oct-2010	23-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010147092	USD	(14,000,000.00)	(14,000,000.00)	27-Oct-2010	28-Oct-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010147191	USD	(200,000,000.00)	(200,000,000.00)	28-Oct-2010	28-Oct-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010147093	USD	(73,000,000.00)	(73,000,000.00)	27-Oct-2010	29-Oct-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS023FEB11	0010147173	USD	(40,000,000.00)	(40,000,000.00)	28-Oct-2010	29-Oct-2010	23-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024MAR11	0010147416	USD	(45,000,000.00)	(45,000,000.00)	29-Oct-2010	29-Oct-2010	24-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS028FEB11	0010147616	USD	(110,000,000.00)	(110,000,000.00)	01-Nov-2010	01-Nov-2010	28-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS028FEB11	0010147624	USD	(50,000,000.00)	(50,000,000.00)	01-Nov-2010	01-Nov-2010	28-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010147756	USD	(50,000,000.00)	(50,000,000.00)	03-Nov-2010	03-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010147810	USD	(5,000,000.00)	(5,000,000.00)	04-Nov-2010	04-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010147813	USD	(200,000,000.00)	(200,000,000.00)	04-Nov-2010	04-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS017MAR11	0010147815	USD	(28,300,000.00)	(28,300,000.00)	04-Nov-2010	05-Nov-2010	17-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS002FEB11	0010147837	USD	(250,000,000.00)	(250,000,000.00)	04-Nov-2010	05-Nov-2010	02-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB11	0010147921	USD	(107,000,000.00)	(107,000,000.00)	05-Nov-2010	05-Nov-2010	01-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS017MAR11	0010147814	USD	(51,000,000.00)	(51,000,000.00)	04-Nov-2010	08-Nov-2010	17-Mar-2011

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

January 01, 2011 through March 31, 2011

Page 5 / 7

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010147836	USD	(250,000,000.00)	(250,000,000.00)	04-Nov-2010	08-Nov-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS017FEB11	0010147885	USD	(245,860,000.00)	(245,860,000.00)	05-Nov-2010	08-Nov-2010	17-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS008MAR11	0010148052	USD	(75,000,000.00)	(75,000,000.00)	08-Nov-2010	08-Nov-2010	08-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010148592	USD	(350,000,000.00)	(350,000,000.00)	09-Nov-2010	09-Nov-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010148593	USD	(50,000,000.00)	(50,000,000.00)	09-Nov-2010	09-Nov-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB11	0010149572	USD	(130,000,000.00)	(130,000,000.00)	10-Nov-2010	10-Nov-2010	01-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010149910	USD	(85,000,000.00)	(85,000,000.00)	12-Nov-2010	12-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010149915	USD	(128,000,000.00)	(128,000,000.00)	12-Nov-2010	12-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS003MAR11	0010149916	USD	(100,000,000.00)	(100,000,000.00)	12-Nov-2010	12-Nov-2010	03-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010149917	USD	(68,300,000.00)	(68,300,000.00)	12-Nov-2010	12-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010150443	USD	(100,000,000.00)	(100,000,000.00)	15-Nov-2010	15-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010150613	USD	(170,000,000.00)	(170,000,000.00)	16-Nov-2010	16-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010151609	USD	(330,000,000.00)	(330,000,000.00)	18-Nov-2010	18-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010151630	USD	(10,000,000.00)	(10,000,000.00)	18-Nov-2010	19-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS028FEB11	0010151707	USD	(100,000,000.00)	(100,000,000.00)	19-Nov-2010	19-Nov-2010	28-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010151708	USD	(100,000,000.00)	(100,000,000.00)	19-Nov-2010	19-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB11	0010151724	USD	(150,000,000.00)	(150,000,000.00)	19-Nov-2010	22-Nov-2010	01-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010151731	USD	(100,000,000.00)	(100,000,000.00)	19-Nov-2010	22-Nov-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010151950	USD	(125,000,000.00)	(125,000,000.00)	23-Nov-2010	23-Nov-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS002MAR11	0010152256	USD	(90,000,000.00)	(90,000,000.00)	24-Nov-2010	24-Nov-2010	02-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010152268	USD	(25,000,000.00)	(25,000,000.00)	24-Nov-2010	24-Nov-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010153385	USD	(20,000,000.00)	(20,000,000.00)	07-Dec-2010	07-Dec-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010153388	USD	(25,000,000.00)	(25,000,000.00)	07-Dec-2010	07-Dec-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JAN11	0010153457	USD	(26,000,000.00)	(26,000,000.00)	08-Dec-2010	08-Dec-2010	07-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JAN11	0010153383	USD	(500,000,000.00)	(500,000,000.00)	07-Dec-2010	09-Dec-2010	07-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB11	0010153384	USD	(250,000,000.00)	(250,000,000.00)	07-Dec-2010	09-Dec-2010	01-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010153696	USD	(150,000,000.00)	(150,000,000.00)	09-Dec-2010	09-Dec-2010	01-Mar-2011

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

January 01, 2011 through March 31, 2011

Page 6 / 7

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS028JAN11	0010154620	USD	(250,000,000.00)	(250,000,000.00)	10-Dec-2010	10-Dec-2010	28-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS022MAR11	0010155384	USD	(1,700,000.00)	(1,700,000.00)	14-Dec-2010	14-Dec-2010	22-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010155382	USD	(5,343,000.00)	(5,343,000.00)	14-Dec-2010	15-Dec-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS022FEB11	0010155702	USD	(8,300,000.00)	(8,300,000.00)	15-Dec-2010	15-Dec-2010	22-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS022FEB11	0010155990	USD	(25,000,000.00)	(25,000,000.00)	16-Dec-2010	16-Dec-2010	22-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010156416	USD	(44,000,000.00)	(44,000,000.00)	17-Dec-2010	20-Dec-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS022FEB11	0010156632	USD	(50,000,000.00)	(50,000,000.00)	20-Dec-2010	20-Dec-2010	22-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS020JAN11	0010156744	USD	(70,500,000.00)	(70,500,000.00)	20-Dec-2010	21-Dec-2010	20-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS015MAR11	0010156775	USD	(50,000,000.00)	(50,000,000.00)	21-Dec-2010	21-Dec-2010	15-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS015MAR11	0010156904	USD	(80,000,000.00)	(80,000,000.00)	23-Dec-2010	23-Dec-2010	15-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS023MAR11	0010156898	USD	(250,000,000.00)	(250,000,000.00)	23-Dec-2010	27-Dec-2010	23-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS009FEB11	0010157026	USD	(25,000,000.00)	(25,000,000.00)	29-Dec-2010	29-Dec-2010	09-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157028	USD	(150,000,000.00)	(150,000,000.00)	29-Dec-2010	29-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157086	USD	(5,000,000.00)	(5,000,000.00)	29-Dec-2010	29-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS011FEB11	0010157103	USD	(25,000,000.00)	(25,000,000.00)	29-Dec-2010	29-Dec-2010	11-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157018	USD	(50,000,000.00)	(50,000,000.00)	29-Dec-2010	30-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157161	USD	(20,000,000.00)	(20,000,000.00)	29-Dec-2010	30-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010157164	USD	(15,000,000.00)	(15,000,000.00)	30-Dec-2010	30-Dec-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS008FEB11	0010157167	USD	(400,000,000.00)	(400,000,000.00)	30-Dec-2010	30-Dec-2010	08-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS014FEB11	0010157175	USD	(100,000,000.00)	(100,000,000.00)	29-Dec-2010	30-Dec-2010	14-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS008FEB11	0010157178	USD	(140,000,000.00)	(140,000,000.00)	30-Dec-2010	30-Dec-2010	08-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157183	USD	(35,000,000.00)	(35,000,000.00)	30-Dec-2010	30-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS018FEB11	0010157190	USD	(100,000,000.00)	(100,000,000.00)	30-Dec-2010	30-Dec-2010	18-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS003JAN11	0010157191	USD	(20,000,000.00)	(20,000,000.00)	30-Dec-2010	30-Dec-2010	03-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS023MAR11	0010157195	USD	(100,000,000.00)	(100,000,000.00)	30-Dec-2010	30-Dec-2010	23-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS025MAR11	0010158982	USD	(150,000,000.00)	(150,000,000.00)	12-Jan-2011	12-Jan-2011	25-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS025MAR11	0010158983	USD	(100,000,000.00)	(100,000,000.00)	12-Jan-2011	12-Jan-2011	25-Mar-2011

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

January 01, 2011 through March 31, 2011

Page 7 / 7

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010162311	USD	(47,000,000.00)	(47,000,000.00)	03-Feb-2011	03-Feb-2011	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS030MAR11	0010170085	USD	(53,000,000.00)	(53,000,000.00)	29-Mar-2011	29-Mar-2011	30-Mar-2011

Total By Currency				(10,443,403,000.00)

Total				(10,443,403,000.00)